As filed with the Securities and Exchange Commission on December 19, 2003

Registration No. 333-110127

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1

TO THE

FORM SB-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BAINBRIDGE BANCSHARES, INC.

(Name of small business issuer in its charter)

Georgia	6021	20-0057499
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

P.O. Box 10

Bainbridge, Georgia 39818

(229) 246-7500

(Address and telephone number

of principal executive offices)

Tracy A. Dixon

P.O. Box 10

Bainbridge, Georgia 39818

(229) 246-7500

(Name, address and telephone

number of agent for service)

Copies Requested to:

Robert C. Schwartz, Esq.

Smith, Gambrell & Russell, LLP

Suite 3100, Promenade II

1230 Peachtree Street, N.E.

Atlanta, Georgia 30309

(404) 815-3758

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Title of each class of securities to be registered	Amount to be Registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee

Common Stock, no par value per share	650,000	$10.00	$6,500,000	$525.85(1)

Common Stock Purchase Warrants(2)	131,500	$0	$0	$0

Common Stock, no par value per share issuable upon the exercise of the warrants	131,500(3)	$10.00(4)	$1,315,000(5)	$106.39(1)

(1)	A portion of the aggregate registration fee ($591.79) was previously paid by the Registrant.
(2)	Represents Common Stock Purchase Warrants reserved for issuance to the organizers of Bainbridge Bancshares, Inc. and First National Bank of Decatur County.
(3)	In the event of a stock split, stock dividend or similar transaction involving the Registrant’s common stock, in order to prevent dilution, the number of shares registered shall be automatically increased to cover the additional shares in accordance with Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”).
(4)	Represents the exercise price per share for each warrant.
(5)	Calculated in accordance with Rule 457(i) under the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

Preliminary Prospectus dated December 19, 2003; Subject to Completion

650,000 Shares of Common Stock

131,500 Common Stock Purchase Warrants

BAINBRIDGE BANCSHARES, INC.

A Proposed Bank Holding Company for

FIRST NATIONAL BANK OF DECATUR COUNTY

(In Organization)

Bainbridge Bancshares, Inc. is conducting this initial public offering of shares of its common stock to raise capital to form First National Bank of Decatur County, a proposed national bank in Bainbridge, Georgia. We are offering a minimum of 510,000 shares and a maximum of 650,000 shares at a price of $10.00 per share. Bainbridge Bancshares, Inc. will be the holding company and sole shareholder of First National Bank of Decatur County after it is organized. We expect to open First National Bank of Decatur in the first quarter of 2004. Prior to this offering, Bainbridge Bancshares has not conducted active business operations and there has been no public market for its shares.

Our organizers will offer and sell the common stock on a best efforts basis and will receive no commissions or other remuneration in connection with these activities. We will deposit all subscription funds in an interest-bearing escrow account with our escrow agent, TNB Financial Services, Inc., until we have received subscriptions for 510,000 shares. If we do not receive subscriptions for 510,000 shares by                 , 2004, we will terminate the offering and promptly return all subscription funds to subscribers, with any interest earned on funds. We may, however, at our option, extend the offering for up to three consecutive 90-day periods, without giving notice to subscribers.

Our organizers intend to subscribe for an aggregate of up to 394,500 shares, or 60.7% of the maximum number of shares of common stock sold in this offering. In addition, we will grant each organizer a warrant to purchase additional shares of common stock, at the offering price, up to a maximum for all organizers of warrants to purchase 131,500 shares.

Investing in our common stock involves a high degree of risk. We urge you to read carefully the “Risk Factors” section beginning on page 5, along with the rest of this prospectus, before you make your investment decision.

	Per Share	Total Minimum	Total Maximum
Price to public	$10.00	$5,100,000	$6,500,000
Fees and commissions	—	—	—
Net proceeds to Bainbridge Bancshares, before offering costs	$10.00	$5,100,000	$6,500,000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are not savings accounts or savings deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this prospectus is                     , 2003.

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction where it is unlawful. The information in this prospectus is current as of December 19, 2003.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information you should consider before investing in our common stock. To fully understand this offering, you should read the entire prospectus carefully, including the risk factors and the financial statements included elsewhere in this prospectus.

The Company

We formed Bainbridge Bancshares to operate as a bank holding company and as the sole shareholder of First National Bank of Decatur County, a proposed national bank. We anticipate that we will receive all necessary regulatory approvals and be able to begin business operations of First National Bank of Decatur County in the first quarter of 2004. Our temporary mailing address is 501 South West Street, Bainbridge, Georgia 39817, and our temporary telephone number is (229) 246-7500.

Strategy

Our business strategy is to create a community-oriented financial institution focused on providing personalized service to clients and offering products designed to meet their specific needs. We believe that First National Bank of Decatur County can attract clients who prefer to conduct business with a locally managed institution that demonstrates a continuing, active interest in its clients’ business and personal objectives.

We believe First National Bank of Decatur County will be able to generate competitively-priced loans and deposits in the Decatur and adjacent counties market by focusing personal attention on our customers. To implement our community-based strategy, we intend to hire experienced and qualified banking personnel from the southwestern Georgia area who have established banking relationships with customers in our market area. We will emphasize providing individualized attention to our customers, in part by providing local decision making authority on lending decisions. In addition, we intend to capitalize on our directors’ and organizers’ community involvement, professional expertise and business contacts within the Decatur and adjacent counties market area. We believe that our community-based, customer-first approach to operations will appeal to customers who have been receiving services from the depersonalized environment of our competitors. See “Business of First National Bank of Decatur County.”

Market Area

Bainbridge is located on the Flint River, in Decatur County, in the southwestern corner of the State of Georgia. According to 2000 U.S. Census data, Decatur County, which is the predominant part of our market area, had a population of approximately 28,200. Historically, the Flint River has been instrumental in the development of Bainbridge and the Decatur County area. Bainbridge offers the Port of Bainbridge, an inland port providing large industrial docking which accommodates ocean-going barge traffic. The port has helped Bainbridge develop a strong manufacturing base. In addition, agriculture remains a significant part of the economy of Decatur County. The rich soil and plentiful water supply have provided local farmers a strong basis for efficient farming. The Flint River also provides excellent recreational opportunities in the Decatur County area, with Lake Seminole, located just southwest of Bainbridge, being widely regarded as one of the nation’s best lakes for large mouth bass fishing. Although the average income level is lower than the national average, Decatur County has historically seen unemployment rates lower than those experienced nationally as a result of this diverse economic base.

Competition

There are currently five commercial banks and a credit union operating a total of nine offices in Decatur County, of which only one is locally owned, with total deposits of approximately $255 million as of June 2002. We believe this departure from locally managed banks has resulted in:

•	the repricing of products and services;

•	the elimination of local boards of directors; and

•	most importantly, a change in the level of personalized customer service.

Because of the continuing consolidation in the banking industry, we expect this trend to continue.

We believe that this competitive situation, when coupled with our market area’s stable and growing economic business base, creates a favorable opportunity for a new commercial bank. In addition, we believe that our management experience and our dedicated local board of directors will attract customers to our locally managed community bank. We believe that these attributes will allow us to offer highly professional, personalized attention and timely response to product and service requests due to an active interest in our customers’ business and personal financial needs. Once we open for business, First National Bank of Decatur County will be one of only two commercial banks headquartered in our market area.

Officers, Directors and Organizers

Our management team is led by Tracy A. Dixon, our President and Chief Executive Officer and the proposed President and Chief Executive Officer of First National Bank of Decatur County. Mr. Dixon has over 35 years of banking experience, the majority of which has been in the Bainbridge banking market. Most recently, Mr. Dixon served as Chief Executive Officer and Vice Chairman of the Board of Directors of First Community Bank in Bainbridge, Georgia. Donna H. Kelley will serve as our Chief Financial Officer and is the proposed Chief Financial Officer of First National Bank of Decatur County, and Wayne L. Sirmons is the proposed Senior Lending Officer of First National Bank of Decatur County. Ms. Kelley and Mr. Sirmons each have over 20 years experience in the banking industry.

Our Board of Directors consists of the following individuals, who are also organizers of First National Bank of Decatur County:

• Roy Adams • William H. Allen • Donald Barber • Stanley Brock • Winston Brock • Mark H. Burkett • Greg Calhoun • Ronnie Cox • Vance Custer • Tracy A. Dixon • Johnny Dowdy • Charlie Keaton	• Don Kirksey • Joe Livingston • Vance Rudy Martin • Carroll Middleton • Roger Mills • Jack H. Mills • E. Dewey Robinson • Terril Scott • Ralph Smith • Tim Smith • Charles Whittaker • Butch Yarbrough

All of our directors and organizers have significant ties to the southwestern Georgia area. We believe that they are all well known and respected in the community and, as a result of their extensive local business relationships, they will be able to assist First National Bank of Decatur County develop a loyal customer base.

Our directors and organizers intend to purchase an aggregate of up to 394,500 shares of the common stock in this offering if the maximum number of shares is sold. The organizers intend to purchase 369,500 shares, or 72.5%, of the shares to be outstanding upon completion of the minimum offering and 394,500 shares, or 60.7%, of the 650,000 shares to be outstanding should the maximum number of shares be sold. In addition, we will grant each organizer a warrant to purchase one share of our common stock for every three shares he or she purchases in this offering. Given the intent of our organizers to purchase up to an aggregate of 394,500 shares if the maximum number of shares is sold in this offering, we expect to issue our organizers warrants to purchase up to 131,500 shares of common stock. In no event, however, will we issue warrants to our organizers to purchase more than 131,500 shares of common stock.

Regulatory Approvals

We have received preliminary approval from the Office of the Comptroller of the Currency, or the OCC, to charter First National Bank of Decatur County. Final approval of the charter is subject to satisfaction of the following conditions:

•	providing First National Bank of Decatur County with at least $5 million in capital;

•	receipt of deposit insurance from the FDIC;

•	receipt of approval from the Board of Governors of the Federal Reserve System for Bainbridge Bancshares to serve as a bank holding company; and

•	adoption of standard operating policies and procedures.

If we have not raised the required capital by December 2004 and satisfied all other conditions by June 2005, we will not be allowed to open First National Bank of Decatur County and we will be forced to liquidate.

In addition, we have filed an application for deposit insurance with the Federal Deposit Insurance Corporation, or the FDIC, and applications to serve as the bank holding company of First National Bank of Decatur County with the Board of Governors of the Federal Reserve System and the Georgia Department of Banking and Finance. Neither we nor First National Bank of Decatur County may commence operations until we have received all required regulatory approvals. We expect to receive all regulatory approvals in the first quarter of 2004.

The Offering

Securities Offered	650,000 shares of common stock and 131,500 warrants. To complete this offering, we must sell a minimum of 510,000 shares. Each investor must purchase a minimum of 100 shares. Each warrant entitles the holder to purchase one share of common stock at an exercise price of $10.00 per share. See “Terms of the Offering.”

Common Stock to be Outstanding after the Offering	Minimum–510,000 shares Maximum–650,000 shares

These figures do not include up to 131,500 shares of common stock issuable upon the exercise of the warrants.

Price to Public	$10.00 per share

Plan of Distribution	Our organizers will offer and sell the common stock on a best efforts basis and will receive no commissions or other remuneration in connection with these activities.

Escrow Arrangements	Until we have received subscriptions for 510,000 shares, we will place all funds in an escrow account. If we have not received subscriptions for 510,000 shares by __________________, we will return to the subscribers all funds placed in the escrow account, along with any interest earned on the funds.

Once we have received subscriptions for 510,000 shares, TNB Financial Services, Inc. will release all funds to us and subscribers will become shareholders of Bainbridge Bancshares. Any funds received after that time will not be placed in escrow, but will be immediately available for our use. Once subscription funds have been released from escrow, if we do not receive all required regulatory approvals by June, 2005, we will be forced to liquidate.

As a result of the payment of expenses with the proceeds from this offering, in the event we are forced to liquidate, shareholders may lose a portion of their investment. See “Risk Factors – If we fail to receive necessary regulatory approvals, you could lose a portion of your investment,” on page 5.

Prior to the release of the funds, TNB Financial Services, Inc. may invest the funds in short-term investments upon instruction by our President and Chief Executive Officer. See “Terms of the Offering – Escrow of Subscription Funds.”

Use of Proceeds	We will use proceeds of the offering:

• to purchase all of the issued and outstanding stock of First National Bank of Decatur County;

• to provide working capital for First National Bank of Decatur County to begin its business operations, including officers’ and employees’ salaries and construction of permanent office facilities;

• to pay expenses in connection with our formation, the organization of First National Bank of Decatur County and this securities offering; and

• for other general corporate purposes.

RISK FACTORS

An investment in our common stock involves a significant degree of risk. You should not invest in our common stock unless you can afford to lose your entire investment. You should consider carefully these risk factors together with all of the other information included in this prospectus before you decide to purchase shares of our common stock.

We have no operating history upon which to base an estimate of our future success.

First National Bank of Decatur County, which initially will be our sole subsidiary, is in organization and neither we nor First National Bank of Decatur County has any operating history on which to base any estimate of future performance. The financial statements presented in this prospectus may not be as meaningful as those of a company which does have a history of operations. In addition, the success of our operations must be considered in light of the expenses, complications, and delays frequently encountered in connection with the development of a new bank. Because of our lack of operating history, you do not have access to the type and amount of information that would be available to a purchaser of the securities of a financial institution with an operating history.

If we fail to receive necessary regulatory approvals, you could lose a portion of your investment.

If you invest in our common stock and we release the funds from the escrow account and incur start-up expenses, but fail to receive final regulatory approval by June 2005, we would seek to dissolve and liquidate our assets. Receipt of final regulatory approval is conditioned on capitalizing First National Bank of Decatur County at $5,000,000, receipt of deposit insurance from the FDIC, receipt of approval from the Board of Governors of the Federal Reserve System for Bainbridge Bancshares to serve as a bank holding company and adoption of standard operating policies and procedures. Upon liquidation, we would return to shareholders all of their funds with interest, less all expenses incurred by us. As a result of the payment of expenses, we cannot guarantee that we could return your entire investment to you in the event of our liquidation.

The organizers, as a group, will be able to exercise control over our management and affairs and they may have interests that are different from yours as an investor.

The organizers intend to purchase 369,500 shares or $3,695,000 in the event that the minimum number of shares is sold in the offering and 394,500 shares or $3,945,000 if the maximum offering is completed, which will equal approximately 72.5% of the 510,000 shares to be outstanding upon completion of the minimum offering or 60.7% of the 650,000 shares to be outstanding should the maximum number of shares be sold. As a result of their ownership, the organizers, as a group, will be able to exercise control over our management and affairs and that of First National Bank of Decatur County. As a result, if the organizers vote as a group, they will be able to approve all corporate transactions and elect directors, irrespective of the votes cast by other shareholders. The organizers may have interests that are different from yours as an investor. For example, our organizers will be able to block significant transactions, such as a merger or acquisition, through which shareholders would have received a premium on their shares.

We intend to grant warrants and stock options to the organizers and some of our employees which, if exercised, would dilute your percentage ownership.

On the date First National Bank of Decatur County opens for business, we will grant to the organizers warrants to purchase additional shares of common stock in consideration for their services in our organization and forming First National Bank of Decatur County. Each warrant will entitle the organizer to purchase one additional share of common stock for every three shares he or she purchased in this offering. Given the organizers’ intent to purchase up to 394,500 shares in the offering if the maximum number of shares is sold, we expect to issue them warrants to purchase an aggregate of 131,500 shares of common stock.

In addition, we have established a stock option plan which will allow us to grant stock options to directors and employees who are contributing significantly to the management or operation of our business or that of First National Bank of Decatur County. Under this plan, we have reserved 100,000 shares of common stock for the issuance of options, of which Tracy Dixon, our President and Chief Executive Officer and First National Bank of Decatur County, will receive an option to purchase 30,000 shares under the terms of his employment agreement. Any future exercise of the organizers’ warrants or options under the option plan would dilute your percentage ownership interest in Bainbridge Bancshares. For example, prior to the exercise of their warrants, the organizers will own 72.5% of the shares outstanding after the minimum offering. Assuming all of the warrants were exercised, the organizers would own approximately 77.8% of the shares outstanding after the minimum offering.

Our ability to pay dividends to our shareholders is limited.

We will initially have no source of income other than dividends that we receive from the First National Bank of Decatur County. As a result, our ability to pay dividends to our shareholders will depend on First National Bank of Decatur County’s ability to pay dividends to us. Additionally, bank holding companies and national banks are both subject to significant regulatory restrictions on the payment of cash dividends. We do not expect to be profitable for at least our first year of operations. Under the regulatory restrictions we will be prohibited from paying dividends until such time as our accumulated losses have been paid repaid and we become profitable. In addition, once our accumulated deficit has been repaid, we intend to reinvest earnings to build the capital of First National Bank of Decatur County. Our future dividend policy will depend on our earnings, capital requirements, financial condition and other factors that our board of directors and that of First National Bank of Decatur County consider relevant.

It is unlikely that an active trading market for our stock will develop.

There is no public trading market for our common stock, and an active trading market is not likely to develop after the offering. We do not intend to apply for listing for our common stock on any securities exchange or for quotation of our common stock on any automated quotation system. If an active trading market does not develop, you may not be able to sell your shares at or above the offering price of $10.00 price per share. You should consider carefully the limited liquidity of this investment before purchasing any shares of our common stock.

If we do not receive regulatory approvals in a timely manner, it could delay the date on which First National Bank of Decatur County opens for business which would increase our pre-opening expenses and would postpone any realization of revenues.

Although we expect to receive all regulatory approvals and to open for business in the first quarter of 2004, we can give no assurance as to when, if at all, these events will occur. Any delay in beginning First National Bank of Decatur County’s operations will increase pre-opening expenses and postpone First National Bank of Decatur County’s realization of potential revenues. Such a delay will cause our accumulated deficit to increase as a result of continuing operating expenses, such as salaries and other administrative expenses, and our lack of revenue.

If our proposed President and Chief Executive Officer, Tracy A. Dixon, were to become unavailable, it could delay or prevent our opening for business.

Regulatory approval to establish and operate a national bank partially depends upon the approval of the bank’s proposed chief executive officer by the bank’s primary regulator, the Office of the Comptroller of the Currency. Generally, the chief executive officer of a start-up financial institution is considered vital to the potential success of the new institution. In our charter application to the OCC, we proposed Tracy A. Dixon as First National Bank of Decatur County’s President and Chief Executive Officer. If Mr. Dixon were to become unavailable for any reason, final regulatory approval to begin banking operations would be delayed until the

OCC approved a suitable replacement. It is possible that we would not be able to find a suitable replacement for Mr. Dixon.

Because of our lack of a historical loan loss experience, it will be more difficult for us to determine an appropriate allowance for loan losses.

Making loans and other extensions of credit will be essential elements of our business, and we recognize there is a risk that our loans or other extensions of credit will not be repaid. The risk of nonpayment is affected by a number of factors, including:

•	the duration of the credit;

•	credit risks of a particular customer;

•	changes in economic and industry conditions; and

•	in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral.

There is no precise method of predicting credit losses, and therefore we will always face the risk that charge-offs in future periods will exceed our allowance for loan losses and that additional increases in the allowance for loan losses will be required. Additions to the allowance for loan losses would result in a decrease of our net income and, possibly, our capital.

We will incur substantial start-up expenses and we do not expect to be profitable in the near future.

Initially, we will merely act as the sole shareholder of First National Bank of Decatur County. Thus, our profitability of we will depend upon the successful operation of First National Bank of Decatur County. Typically, new banks are not profitable in the first year of operation and sometimes are not profitable for several years. First National Bank of Decatur County will incur substantial expenses in establishing itself as a going concern, and we can offer no assurance that it will be profitable or that future earnings, if any, will meet the levels of earnings prevailing in the banking industry.

The operation of First National Bank of Decatur County may in the future require more capital than we will raise in this offering and we may not be able to obtain additional capital on terms which are favorable to us.

We intend to capitalize First National Bank of Decatur County at $5,000,000 regardless of whether the minimum or the maximum number of shares are sold. We will hold the remainder of the net proceeds from this offering at the holding company level for general corporate purposes. We anticipate that the minimum amount of capital to be raised by this offering will be sufficient to support First National Bank of Decatur County’s immediate capital needs. In the future, should we need additional capital to support our business, expand our operations or maintain our minimum capital requirements, we may not be able to raise additional funds through the issuance of additional shares of common stock or other securities. Even if we are able to obtain capital through the issuance of additional shares of common stock or other securities, the sale of these additional shares could significantly dilute your ownership interest and may be made at prices lower than the price we are selling shares in this offering. In addition, the holders of warrants or options could exercise them at a time when we could otherwise obtain capital by offering additional securities on terms more favorable to us than those provided by the warrants or options.

We will be competing in Decatur County with many other, larger financial institutions which have greater financial resources than us.

First National Bank of Decatur County will be a full service commercial bank in Bainbridge, Decatur County, Georgia. The Decatur County market is currently served by five banks and a credit union operating a total of nine offices in Decatur County. Some of these institutions have been in business for a long time and have already established their customer base and name recognition. In addition, most of these institutions are larger than we will be and have greater financial and personnel resources than we will have. Given the relatively small size of Decatur County, with a population of approximately 28,000 in 2000 according to U.S. Census data, we believe competition will be intense. As a result of this competition, we may be forced to pay higher rates of interest to attract deposits. In addition, we may also face competition from other lenders that are not depository institutions and generally not subject to the extensive regulations that will apply to us and First National Bank of Decatur County.

Our initial lending limit will be lower than many of our competitors which may discourage potential customers and limit our growth.

At least during our first years of operation, our legally mandated lending limit will be lower than that of many of our competitors because during this period we will have less capital than many of our competitors. Initially, we will have a legal lending limit for unsecured loans of $750,000 to any one borrower. Our lower lending limit may discourage potential borrowers who have lending needs that exceed our limit, which may restrict our ability to grow.

The shares of common stock are not insured bank deposits.

Although deposits at First National Bank of Decatur County will be insured by the FDIC to the maximum amount permitted by law, shares of our common stock are not bank or deposit accounts. Thus, our common stock is not insured by the FDIC or any other governmental agency.

Our Articles of Incorporation contain provisions which could deter or prevent take over attempts by a potential purchaser of shares of our common stock who would be willing to pay a premium over the market price.

Our Articles of Incorporation contain provisions that could deter and make it more difficult for a third party to bring about a merger, sale of control, or similar transaction, even if a majority of shareholders vote in favor of such a transaction. Specifically, our Articles of Incorporation require the approval of not less than two-thirds of our outstanding shares to approve a transaction that would result in a change of control of Bainbridge Bancshares and certain other major corporate transactions such as a sale of substantially all of our assets. In addition, our Articles of Incorporation establish three classes of directors with staggered terms, which means that only one-third of the members of the board of directors is elected each year and each director serves for a term of three years. Our Articles of Incorporation also authorize the board of directors to issue a series of preferred stock without shareholder action. Our issuance of preferred stock could discourage a third party from attempting to acquire, or make it more difficult for a third party to acquire, a controlling interest in us, and could adversely affect the voting power or other rights of holders of our common stock. These provisions also make it more difficult for a third party to achieve a change in control of Bainbridge Bancshares through the acquisition of a large block of our common stock without approval by the board of directors. As a result, you may be deprived of opportunities to sell some or all of your shares at prices that represent a premium over market prices.

The offering price was arbitrarily set by the organizers and may be higher than the market price of our common stock after the offering.

There is no established market for the common stock or the warrants, nor was there an established market prior to this offering. The offering price was arbitrarily determined by the organizers, and does not bear any relationship to our assets, book value, net worth or any other recognized criteria of value. In determining the offering price of the common stock, the organizers considered the OCC’s capital requirements for First National Bank of Decatur County and general market conditions for the sale of securities.

Investing in this offering will not give you the right to participate in any future offerings of our capital stock.

As a shareholder of Bainbridge Bancshares, if we decide to issue additional shares of common stock, you will not automatically be entitled to purchase additional shares to maintain your percentage ownership.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus may contain forward-looking statements. Such statements can be identified by the use of forward-looking words such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other “forward-looking” information. When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors noted and other factors noted throughout this prospectus, including certain risks and uncertainties, could cause our actual results to differ materially from those contained in any forward-looking statement.

TERMS OF THE OFFERING

General

We are offering 650,000 shares of our common stock for cash at a price of $10.00 per share. In addition, we are offering to our organizers warrants to purchase up to 131,500 shares. The warrants will vest in three equal annual installments, beginning on the first anniversary of the date First National Bank of Decatur County opens for business, and will have an exercise price of $10.00 per share. The common stock will be offered through our organizers. Although our organizers will use their best efforts to market and sell the shares, there is no guarantee that the required minimum number of shares will be sold. Each investor must purchase a minimum of 100 shares (provided, however, that we may waive this minimum purchase amount at our discretion). The purchase price of $10.00 per share must be paid in full upon execution and delivery of a subscription agreement. All subscriptions tendered by investors are subject to acceptance by our board of directors, and we reserve the absolute and unqualified right to reject or reduce any subscription for any reason prior to acceptance. Rejected subscriptions will be returned to the subscriber without interest. An investor whose subscription is reduced may withdraw his or her subscription within ten days after we notify him or her of the reduction. We reserve the right to cancel this offering at any time, for any reason whatsoever, prior to the time we withdraw funds from the subscription escrow account.

Prior to this offering there has been no established public market for the common stock or the warrants. Furthermore, there can be no assurance that an established market for such stock will develop. The offering price has been arbitrarily determined and is not a reflection of our book value, net worth or any other such recognized criteria of value. In determining the offering price of the common stock, the board of directors considered the capital requirements of the Office of the Comptroller of the Currency and general market conditions for the sale of securities. There can be no assurance that, if a market should develop for the common stock, the post-offering market price will equal or exceed the offering price.

Offering Period

This offering will expire at the earlier of (i) the date the maximum number of shares offered hereunder have been sold or (ii) 5:00 p.m. Eastern Time, on             , 2004, unless we extend such date. The expiration date of the offering may be extended by us without notice to subscribers for up to three consecutive 90-day periods, or no later than             , 2004. We reserve the right to cancel this offering at any time prior to the release of subscription funds from escrow.

Escrow of Subscription Funds

Until such time as we have received subscriptions for 5,100,000 shares, all subscriptions and documents tendered by investors will be placed in an escrow account with our escrow agent, TNB Financial Services, Inc. Under the terms of the escrow agreement, if we have received preliminary approval from the OCC and we have deposited subscriptions for 5,100,000 shares, the escrow agent will release all funds, with interest earned on the funds, to us. Given our receipt of preliminary approval by the OCC on December 16, 2003, the only remaining condition that must be satisfied for the release of escrowed funds is the receipt of subscriptions for 5,100,000 shares. The funds in the escrow account are not insured by the FDIC or any other governmental agency.

Prior to the release of the funds from the escrow account, the escrow agent is authorized, upon written instructions from Tracy A. Dixon, our President and Chief Executive Officer, to invest the funds in interest-bearing bank accounts, including saving accounts and bank money market accounts, short-term direct obligations of the United States Government and/or in short-term FDIC-insured bank certificates of deposit, with maturities not to exceed 90 days. We will invest all funds obtained after the release of the funds from the escrow account and before we infuse capital into First National Bank of Decatur County in a similar manner.

We will use the offering proceeds to purchase capital stock of First National Bank of Decatur County and to repay expenses incurred in the organization. See “Use of Proceeds.”

If we have not received subscriptions for 5,100,000 shares by the expiration date of this offering (as extended, if applicable), the escrow agent will promptly return to the subscribers their proportionate share of the funds from the escrow account. We will also return to the subscribers their proportionate share of any interest earned on the funds. If the minimum offering is not completed, the expenses incurred by us will be borne by the organizers and not by the shareholders.

No assurance can be given that the funds in the escrow account can or will be invested at the highest rate of return available or that any profits will be realized from the investment of these funds.

If we withdraw the funds from the subscription escrow account, all profits and earnings on such account will belong to us. If the minimum offering of 510,000 shares of common stock are sold before the expiration date, a minimum closing will be held at our offices. At that minimum closing, the funds will be released from the subscription escrow account to us and investors will become shareholders of Bainbridge Bancshares. Once subscription funds have been released from escrow, if we do not receive all required regulatory approvals by June 2005, we will be forced to liquidate. As a result of the payment of expenses with the proceeds from this offering, in the event we are forced to liquidate, shareholders may lose a portion of their investment. See “– Failure of First National Bank of Decatur County to Begin Operations” below.

TNB Financial Services, Inc., by accepting appointment as escrow agent under the escrow agreement, in no way endorses the purchase of our common stock.

Failure of First National Bank of Decatur County to Begin Operations

The OCC requires that a new national bank obtain its charter and open for business within 18 months after receiving of preliminary approval from the OCC. The organizers anticipate that First National Bank of Decatur County will open for business in the first quarter of 2004. Because final approval of First National Bank of Decatur County’s charter is conditioned on, among other things, our raising funds to capitalize First National Bank of Decatur County at $5,000,000, we expect to issue the shares of common stock before we have obtained all final regulatory approvals for First National Bank of Decatur County. If we issue the shares of common stock and the OCC does not grant final regulatory approval, we will seek shareholder approval for our dissolution and liquidation. Upon liquidation, we will promptly return to subscribers all funds, with interest, less all expenses incurred by us, including the expenses of the offering and the organizational and pre-opening expenses of Bainbridge Bancshares and First National Bank of Decatur County. Therefore, if either we or First National Bank of Decatur County does not receive final regulatory approval, subscribers whose funds were originally placed in escrow but became available to us may lose a portion of their investment. It is possible that the amount returned to subscribers may be further reduced by amounts paid to satisfy claims of creditors, as discussed in the following paragraph.

Once we issue the shares of common stock, the offering proceeds will be considered part of general corporate funds and may be subject to the claims of our creditors, including claims against us that may arise out of actions of our officers, directors, or employees. It is possible, therefore, that one or more creditors may seek to attach the proceeds of the offering before First National Bank of Decatur County begins banking operations. If such an attachment occurred and it became necessary to return funds to shareholders because of failure to obtain all necessary regulatory approvals, the payment process might be delayed. Further, if it became necessary to pay creditors from the subscription funds, the payment to shareholders might be further reduced.

Purchases by Our Organizers

The organizers will purchase up to 394,500 shares of the common stock in this offering if the maximum number of shares is sold. The organizers intend to purchase 369,500 shares or 72.5% of the shares to be outstanding if the minimum number of shares is sold in the offering and 394,500 shares or 60.7% of the 650,000 shares to be outstanding should the maximum number of shares be sold. In the event this offering becomes oversold, we will grant a preference to the organizers for the purchase of their shares. Subscriptions by other investors will be reduced, on a pro rata basis, to satisfy the maximum number of shares to be sold in this offering. All purchases of shares by the organizers will be made at the same public offering price, $10.00 per share, as that paid by other investors and will count toward the achievement of the minimum offering. The organizers have represented to us that any such purchases will be made for investment purposes only and not with a view to resell such shares. See “Security Ownership of Certain Beneficial Owners and Management.”

As consideration for assisting in our organization and that of First National Bank of Decatur County, on the date First National Bank of Decatur County opens for business, each of the organizers will be granted warrants to purchase additional shares of common stock. The warrants will be granted to the organizers in recognition of the financial risk they have undertaken in connection with the organizational expenses of this project and of the time expended and devoted to this organizational effort, including attendance at our organizational meetings over a period of several months. The warrants will provide the organizers with the opportunity to profit from any future increase in the market value of the common stock or any increase in the net worth of First National Bank of Decatur County without paying for the warrant shares up front.

Each warrant will entitle the organizer to purchase one additional share of common stock. The actual number of warrants granted will vary depending on the number of shares actually sold to the organizers in the offering, however, the ratio of warrants to shares is capped so that each organizer will receive no more than one warrant for every three shares each organizer purchases in this offering. Given the intent of the organizers to purchase up to 394,500 shares if the maximum number of shares is sold in this offering, we anticipate that the organizers will be granted warrants to purchase 131,500 shares of common stock upon completion of the maximum offering.

Any warrants granted will vest in three equal annual amounts beginning on the first anniversary of the date First National Bank of Decatur County opens for business and on each of the two succeeding anniversaries of that date. No warrants will be granted unless First National Bank of Decatur County receives final regulatory approval to begin banking operations. All warrants granted will expire ten years after the date on which First National Bank of Decatur County opens for business. An organizer exercising his or her warrants will pay the public offering price of $10.00 per share. Any future exercise of the warrants will reduce your percentage ownership interest in Bainbridge Bancshares. For example, prior to the exercise of their warrants, the organizers will own 72.5% of the shares outstanding after the minimum offering and 60.7% of the shares outstanding after the maximum offering. Assuming all of the warrants were exercised, the organizers would own approximately 77.8% of the shares outstanding after the minimum offering and 67.3% of the outstanding shares after the maximum offering.

PLAN OF DISTRIBUTION

General

The organizers will make offers and sales of the common stock on our behalf. The organizers will receive no commissions or other remuneration in connection with these activities, but they will be reimbursed for their reasonable expenses. We may also use the services of brokers and/or dealers to help sell the common stock. We will amend this prospectus, if necessary, to provide the details of the use of the services of brokers and/or dealers. If we retain the services of a broker/dealer they will receive a commission on the sale of our common stock. It is anticipated that commissions paid to such broker/dealers, if retained, will not exceed 10%

of the $10.00 per share sales price. We have no present arrangements or agreements with any brokers or dealers with respect to this offering.

We may refuse to accept any subscription for shares, in whole or in part, for any reason whatsoever. As soon as practicable, but no more than twenty calendar days after receipt of a subscription, we will accept or reject such subscription. Subscriptions not rejected by us within this twenty-day period shall be deemed accepted. If we refuse to accept all or part of a subscription, a refund, without interest, of the payment for shares in excess of the number of shares allocated to the subscriber will be issued by mail to the subscriber within ten days of the date of the rejection. After a subscription is accepted and proper payment received, we will not cancel such subscription unless all accepted subscriptions are canceled.

Once we have accepted a subscription, it cannot be withdrawn by the subscriber.

We will accept a subscription in writing in the Form of Acceptance attached to this prospectus.

How To Subscribe

Each prospective investor who has not completed a preliminary subscription agreement and who (together with the investor’s affiliates) desires to purchase 100 or more shares should do the following:

1.	Complete, date and sign the subscription agreement that accompanies this prospectus.

2.	Make a check payable to “TNB Financial Services, Inc.—Escrow Account for Bainbridge Bancshares, Inc.” in an amount equal to the subscription price of $10.00 times the number of shares subscribed for.

3.	Return the completed final subscription agreement and check as indicated below.

If the organizers are unable to sell at least 510,000 shares of common stock, our escrow agent will promptly return all subscription proceeds to investors, with any interest earned thereon.

Please return your final subscription agreement and check to:

Via Hand or Overnight Delivery Bainbridge Bancshares, Inc. 208 Russ Street Bainbridge, Georgia 39817	Via U.S. Mail Bainbridge Bancshares, Inc. Post Office Box 10 Bainbridge, Georgia 39818

If you have any questions about the offering or how to subscribe, please call Tracy A. Dixon at Bainbridge Bancshares, Inc. at (229) 246-3131. You should retain a copy of the completed final subscription agreement for your records. See “The Offering.”

USE OF PROCEEDS

The gross proceeds from our sale of shares of common stock offered hereby will be $5,100,000 assuming the sale of a minimum of 510,000 shares, and $6,500,000 assuming the sale of a maximum of 650,000 shares. However, if 510,000 shares are not sold prior to the expiration date of the offering, then we will terminate the offering and promptly return all funds received from subscribers. See “Terms of the Offering.”

The estimated expenses of this offering are as follows:

	Minimum Offering	Maximum Offering
Registration fees, including blue sky fees and expenses	$1,500	$1,500
Legal fees and expenses	35,000	35,000
Accounting fees and expenses	7,500	7,500
Printing and engraving expenses	6,800	6,800
Marketing and advertising	10,000	10,000
Mailing and distribution	5,100	5,100
Miscellaneous	5,000	5,000

Total Expenses	$70,900	$70,900

Net proceeds	$5,029,100	$6,429,100

We will use the net proceeds of this offering as well as any interest earned on the subscription funds, after breaking escrow, primarily for the purchase of all of the issued and outstanding capital stock of First National Bank of Decatur County. First National Bank of Decatur County will, in turn, use the funds as capital to begin its business operations, including officers’ and employees’ salaries and construction of its permanent facilities, and to repay expenses incurred in our organization and that of First National Bank of Decatur County.

As indicated in the charter application of First National Bank of Decatur County we filed with the Office of the Comptroller of the Currency, we intend to capitalize First National Bank of Decatur County at $5,000,000. The remainder of the net proceeds from this offering will be held by us and reserved for general corporate purposes at the holding company level. We anticipate that the proceeds received upon exercise of the warrants, if any, will be used for working capital purposes.

We will retain a portion of the net proceeds of this offering beyond the minimum for the purpose of funding any required additions to the capital of First National Bank of Decatur County. Since national banks are regulated with respect to the ratio that their total assets may bear to their total capital, if First National Bank of Decatur County experiences greater growth than anticipated, it may require the infusion of additional capital to support that growth. We anticipate, however, that the proceeds of this offering will be sufficient to support First National Bank of Decatur County’s immediate capital needs and will seek, if necessary, long- and short-term debt financing to support any additional needs; however, we can give no assurance that such financing, if needed, will be available or if available will be on terms acceptable to us.

The following is a schedule of the estimated use by First National Bank of Decatur County of the proceeds from the sale of the common stock of Bainbridge Bancshares, including its estimated operating expenses for its first 12 months of operation.

Organizational and pre-opening expenses of First National Bank of Decatur County, including salaries, legal and accounting fees(1)	$254,475	*
Land purchase and construction of permanent bank facility(2)	1,575,000	†
Purchase and set-up costs of temporary bank facility and occupancy expenses(3)	78,212	*
Salaries and benefits(4)	477,400	†
General and administrative expenses, composed primarily of data processing, marketing and advertising, telephone and casualty and deposit insurance	185,954	†
Furniture, fixtures and equipment(5)	275,000	*
Working capital	2,153,959

	$5,000,000

*	Represents expenses which will be incurred prior to the opening for business of First National Bank of Decatur County.

†	Represents operating capital expenses which will be incurred during First National Bank of Decatur County’s first 12 months of operations.

(1)	These expenses will be incurred prior to the opening for business of First National Bank of Decatur County and are being funded from (i) $220,000 advanced by the organizers and (ii) a line of credit in the principal amount of $350,000 that Bainbridge Bancshares has obtained from Thomasville National Bank, Thomasville, Georgia. A portion of the proceeds from this offering will be used to repay the organizers, without interest, and any amounts outstanding under the line of credit. The line of credit matures on October 7, 2004 and bears interest at a rate based on Thomasville National Bank’s prime rate. As of December 16, 2004, the interest rate was 4.00%.

(2)	Costs for construction of First National Bank of Decatur County’s permanent facility are based on estimates from an architect of $140 per square feet. We have a purchased the land upon which the facility will be located for a purchase price of $525,000 from an unrelated third party. We received a note from Thomasville National Bank in the amount of $530,000 for the purchase of the land. A portion of the proceeds from this offering will be used to repay this note. This note matures on October 7, 2004 and bears interest at a rate based on Thomasville National Bank’s prime rate. As of December 16, 2003, the interest rate on the note was 4.00%. The construction on the facility is expected to begin in the second quarter of 2004. See “Business of Bainbridge Bancshares – Premises.”

(3)	Upon final approval from the OCC, First National Bank of Decatur County will open in a temporary facility until such time as a permanent facility can be constructed.

(4)	Salaries and benefits are based on management’s estimates of the number and types of employees which will be required during the first 12 months of operations of First National Bank of Decatur County. It is presently anticipated that First National Bank of Decatur County will employ 11 persons during such 12 months, including 4 officers.

(5)	Furniture and equipment cost is based on the organizers’ estimates and upon information from suppliers of bank equipment of the costs required to furnish and equip First National Bank of Decatur County for the expected level of operations.

The expenses described above are estimates only and assume First National Bank of Decatur County will open for business in the first quarter of 2004, or as soon thereafter as practicable. Actual expenses may exceed these amounts. A portion of these expenses will be offset by revenues generated by First National Bank of Decatur County during its first year of operation.

CAPITALIZATION

The following table sets forth our capitalization as of October 10, 2003, and as adjusted to give effect to the sale of 510,000 shares (the minimum offering), the sale of 580,000 shares and the sale of 650,000 shares (the maximum offering) offered hereby, at an assumed public offering price of $10.00 per share.

	Actual		As Adjusted for Sale of 510,000 Shares		As Adjusted for Sale of 580,000 Shares		As Adjusted for Sale of 650,000 Shares
Borrowings:
Advances by Organizer’s	$220,000		$—	(1)	$—	(1)	$—	(1)
Mortgage Note	530,000	(2)	—	(1)	—	(1)	—	(1)
Line of Credit	—	(3)	—	(1)	—	(1)	—	(1)
Shareholders’ Equity:
Common Stock, no par value, 10,000,000 shares authorized, 100 shares, 510,000 shares, 580,000 shares and 650,000 shares issued and outstanding, respectively	$—		$—		$—		$—
Additional paid-in capital	4,850		5,032,950		5,732,950		6,432,950
Accumulated deficit during development stage	(116,728	)(4)	(254,475	)(5)	(254,475	)(5)	(254,475	)(5)
Total Shareholders’ Equity	$(111,878)		$4,778,475		$5,478,475		$6,178,475

Total Capitalization	$(111,878)		$4,778,475		$5,478,475		$6,178,475

(1)	To be repaid with the proceeds from this offering. See “Use of Proceeds.”

(2)	Consists of a mortgage note from Thomasville National Bank used for the purchase of the land on which First National Bank of Decatur County’s permanent facility will be located.

(3)	Consists of a line of credit of $350,000 from Thomasville National Bank which, as of October 10, 2003, had not been drawn on.

(4)	This deficit reflects pre-opening expenses incurred through October 10, 2003.

(5)	The “as adjusted” accumulated deficit results from estimated pre-opening and organizational expenses of $254,475, including legal, accounting, salaries and other expenses. Actual pre-opening and organizational expenses may be higher and may therefore increase the deficit accumulated during the pre-opening stage and further reduce shareholders’ equity.

DIVIDEND POLICY

Bainbridge Bancshares and First National Bank of Decatur County are both start-up operations. Our board of directors intend to reinvest earnings for such period of time as is necessary to ensure the success of the operations of First National Bank of Decatur County. There are no current plans to initiate payment of cash dividends, and our future dividend policy will depend on First National Bank of Decatur County’s earnings, capital requirements, financial condition and other factors considered relevant by the board of directors.

First National Bank of Decatur County will be restricted in its ability to pay dividends under the national banking laws and by regulations of the Office of the Comptroller of the Currency. Under 12 U.S.C. § 56 of the National Bank Act, a national bank may not pay dividends from its capital. In addition, no dividends may be made in an amount greater than a national bank’s undivided profits, subject to other applicable provisions of law. Payments of dividends out of undivided profits is further limited by 12 U.S.C. § 60(a), which prohibits a bank from declaring a dividend on its shares of common stock until its surplus equals its stated capital, unless there has been transferred to surplus not less than 10% of the bank’s net income of the preceding two consecutive half year periods. As a result, First National Bank of Decatur County will be prohibited from paying dividends until such time as it has repaid its accumulated losses incurred. In addition, under 12 U.S.C. § 60(b), the approval of the OCC is required if the total of all dividends declared by First National Bank of Decatur County in any calendar year exceeds the total of its net income for that year combined with its retained net income for the preceding two years, less any required transfers to surplus or a fund for the retirement of any preferred stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND PLAN OF OPERATIONS

General

We are still in the development stage, and will remain in that stage until the offering of this common stock is complete and we receive of all necessary regulatory approvals to open First National Bank of Decatur County for business. We intend to open First National Bank of Decatur County as soon as practicable after receiving our regulatory approvals. At that time we will commence accepting deposits and making loans. We expect to receive all regulatory approvals and to commence operations in the first quarter of 2004. We initially funded our start-up and organization costs through advances from the organizers in the amount of $220,000 from their own personal funds. We subsequently obtained a line of credit in the amount of $350,000 from Thomasville National Bank. Twelve of our organizers who will not serve as directors or officers of First National Bank of Decatur County have personally guaranteed the line of credit.

A portion of the proceeds of this offering will be used to repay the $220,000 advanced by our organizers, without interest, and the line of credit, in each case to the extent that such repayment is reasonable and not detrimental to our operations, and to the extent that such repayment is allowed by the Office of the Comptroller of the Currency and other appropriate regulatory authorities. See “Use of Proceeds.” If our Board of Directors determines that it is in the best interests of the Corporation, and we are permitted to do so under all regulatory guidelines, we will repay the amount advanced by the organizers immediately following the completion of this offering.

Total organizational costs as of December 16, 2003, amounted to approximately $167,000. These costs include consultant fees ($50,000), regulatory application fees ($25,000), legal and audit fees ($40,000) and salary paid to Mr. Dixon under his employment agreement ($32,000). To date, all expenses have been paid utilizing the $220,000 advanced by our organizers. We anticipate using approximately an additional $71,000 from both the money advanced by our organizers and the line of credit to pay salaries of our executive officers until such time as the proceeds of this offering are available.

In connection with the purchase of the land on which First National Bank of Decatur County will be located, we obtained a loan from Thomasville National Bank, in the amount of $530,000. This loan matures on October 4, 2007 and bears interest at a rate based on Thomasville National Bank’s prime rate. As of December 16, 2003, the interest rate was 4.00%. We intend to use a portion of the proceeds from this offering to repay this loan.

All subscription funds received prior to receipt of subscriptions for 510,000 shares will be placed in an escrow account and invested in bank accounts, including savings accounts and bank money market accounts, in direct obligations of the United States Government, and in short-term insured bank certificates of deposit with maturities not to exceed 90 days.

In our opinion, the estimated minimum net proceeds of $5,029,100 from the minimum offering will be adequate capital to support the growth of both Bainbridge Bancshares and First National Bank of Decatur County for their first five years of operation. It is not anticipated that we will need to raise additional funds to meet expenditures required to operate the business of Bainbridge Bancshares and First National Bank of Decatur County over the next 12 months. All anticipated material expenditures for such period have been identified and provided for out of the proceeds of this offering. See “Use of Proceeds.”

We will commence operations and First National Bank of Decatur County will begin making loans and accepting deposits as soon as practicable after receiving all necessary regulatory approvals. We anticipate receiving all necessary regulatory approvals and commencing operations in the first quarter of 2004. However, no assurance may be given that we will receive the necessary regulatory approvals to open in the first quarter of 2004, or at all. For additional information regarding our proposed products and operating strategy, please see “Business of Bainbridge Bancshares” on page 22 and “Business of First National Bank of Decatur County” beginning on page 23.

Liquidity And Interest Rate Sensitivity

Since we have been in the organizational stage, there are no results of operations to present at this time. However, once First National Bank of Decatur County begins operations, net interest income, our primary source of earnings, will fluctuate with significant interest rate movements. To lessen the impact of these fluctuations, we intend to structure the balance sheet so that repricing opportunities exist for both assets and liabilities in roughly equal amounts at approximately the same time intervals. Imbalances in these repricing opportunities at any point in time constitute interest rate sensitivity.

Interest rate sensitivity refers to the responsiveness of interest-bearing assets and liabilities to change in market interest rates. The rate sensitive position, or “gap,” is the difference in the volume of rate sensitive assets and liabilities at a given time interval. The general objective of gap management is to actively manage rate sensitive assets and liabilities in order to reduce the impact of interest rate fluctuations on the net interest margin. We will generally attempt to maintain a balance between rate sensitive assets and liabilities as the exposure period is lengthened to minimize First National Bank of Decatur County’s overall interest rate risk.

We will regularly evaluate the balance sheet’s asset mix in terms of several variables, including:

•	yield;

•	credit quality;

•	appropriate funding sources; and

•	liquidity.

To effectively manage the balance sheet’s liability mix, we plan to focus on expanding our deposit base and converting assets to cash as necessary. As First National Bank of Decatur County continues to grow, we will continuously structure its rate sensitivity position in an effort to hedge against rapidly rising or falling interest rates. First National Bank of Decatur County’s asset and liability committee will meet on a quarterly basis to develop a strategy for the upcoming period.

Liquidity represents the ability to provide steady sources of funds for loan commitments and investment activities, as well as to maintain sufficient funds to cover deposit withdrawals and payment of debt and operating obligations. We can obtain these funds by converting assets to cash or by attracting new deposits. First National Bank of Decatur County’s ability to maintain and increase deposits will serve as its primary source of liquidity.

We intend to use a portion of the proceeds from this offering to repay (i) the $220,000 advanced to us by our organizers for payment of organizational expenses, (ii) our line of credit with Thomasville National Bank and (iii) the note from Thomasville National Bank relating to our purchase of the land where our main office will be located. Following repayment of these notes, we will have no material debt service obligations. For our first twelve months of operations, we believe our primary expenses will be (i) operating expenses and (ii) interest expense. We believe that our operating expenses for our first twelve months of operations will be approximately $1.02 million, consisting of, among other things, salary and benefits, occupancy expenses, advertising and insurance costs. Interest expense, which we believe will be approximately $0.90 million for our first twelve months of operations, is comprised of interest we will be required to pay on our interest bearing products, such as savings accounts and certificates of deposit, or CDs.

Our primary source of revenues to pay our expenses is the interest income we receive from loans we make to customers and from our investments. During the first twelve months of operations, we expect our total interest income to be approximately $0.40 million. We will fund the loss from operations during our first twelve months of operations from First National Bank of Decatur County’s working capital, which is expected to be approximately $2.10 million. As discussed in more detail below, we and First National Bank of Decatur County will be required, however, to maintain certain levels of capital under applicable regulatory guidelines. Although we anticipate commencing operations in the first quarter of 2004, there can be no assurance that we will receive the necessary regulatory approvals by that time to commence our operations. In the event our opening is delayed, the amount of proceeds from this offering used to repay expenses prior to opening will increase, resulting in less working capital that may be used to fund losses from operations. To the extent we are unable to maintain our required capital levels after payment of any operating losses from working capital, we may be required to delay repaying the amount advanced by our organizers and/or our line of credit with Thomasville National Bank, seek a new line of credit or raise additional capital through subsequent equity offerings to fund our deficit.

Management’s estimates of interest income are based on an average interest rate on loans made during our first twelve months of operations of 5.00%, an average interest rate on investments of 1.60% and total loans outstanding at the end of our first twelve months of operations of approximately $11.20 million. In the event First National Bank of Decatur County’s average interest rate on loans is less than 5.00%, as a result of, among other things, a decrease in market interest rates or in order to gain market share in or primary market area, our estimated interest income will be lower, resulting in greater losses. In addition we could also suffer additional losses if loans outstanding at the end of the first twelve months of operations is less than expected.

Management expects total loans outstanding to grow to approximately $37.80 million by the end of our third year of operations and total operating expense to decrease, as a result of a decrease in expenses related to the establishment of our operations, to approximately $0.97 million at the end of our third year of operations. Assuming the average interest rates on loans and investments remain at 5.0% and 1.6%, respectively, interest income should be sufficient to cover all operating expenses by the end of our third year of operations. While management expects that income will be sufficient to cover operating expenses by the end of our third year of operations, there can be no assurance that such greater loan balances and interest income will be achieved.

Other than this offering, we know of no trends, demands, commitments, events or uncertainties that should result in or are reasonably likely to result in our liquidity increasing or decreasing in any material way in the foreseeable future.

Capital Adequacy

There are now two primary measures of capital adequacy for banks and bank holding companies: (1) risk-based capital guidelines and (2) the leverage ratio.

The risk-based capital guidelines measure the amount of a bank’s required capital in relation to the degree of risk perceived in its assets and its off-balance sheet items. Under the risk-based capital guidelines, capital is divided into two “tiers.” Tier 1 capital consists of common shareholders’ equity, noncumulative and cumulative perpetual preferred stock and minority interests. Goodwill is subtracted from the total. Tier 2 capital consists of the allowance for loan losses, hybrid capital instruments, term subordinated debt and intermediate term preferred stock. Banks are required to maintain a minimum risk-based capital ratio of 8.0%, with at least 4.0% consisting of Tier 1 capital.

The second measure of capital adequacy relates to the leverage ratio. The Office of the Comptroller of the Currency has established a 3.0% minimum leverage ratio requirement. The leverage ratio is computed by dividing Tier 1 capital into total assets. In the case of First National Bank of Decatur County and other banks that are experiencing growth or have not received the highest regulatory rating from their primary regulator, the minimum leverage ratio should be 3.0% plus an additional cushion of at least 1% to 2%, depending upon risk profiles and other factors.

BUSINESS OF BAINBRIDGE BANCSHARES

General

Bainbridge Bancshares was incorporated as a Georgia corporation on June 25, 2003 for the purpose of organizing First National Bank of Decatur County and purchasing 100% of the outstanding capital stock of First National Bank of Decatur County. First National Bank of Decatur County will conduct a general banking business in Bainbridge, Georgia. We have filed an application with the Federal Reserve Board to become a bank holding company. We have been organized with a holding company structure as a mechanism to enhance First National Bank of Decatur County’s ability to serve its future customers’ requirements for financial services. The holding company structure will provide flexibility for expansion of our banking business through acquisition of other financial institutions and provision of additional banking-related services which the traditional commercial bank may not provide under present laws. For example, banking regulations require that First National Bank of Decatur County maintain a minimum ratio of capital to assets. In the event that First National Bank of Decatur County’s growth is such that this minimum ratio is not maintained, we may borrow funds, subject to the capital adequacy guidelines of the Federal Reserve Board, and contribute them to the capital of First National Bank of Decatur County and otherwise raise capital in a manner which is unavailable to First National Bank of Decatur County under existing banking regulations.

We have no present plans to acquire any operating subsidiaries other than First National Bank of Decatur County; however, it is expected that we may make additional acquisitions in the event that First National Bank of Decatur County becomes profitable and such acquisitions are deemed to be in our and our shareholders’ best interests. Such acquisitions, if any, will be subject to certain regulatory approvals and requirements. See “Supervision and Regulation.”

Premises

On October 8, 2003, we acquired 2.3 acres of land located at 819 East Shotwell Street in Bainbridge, Decatur County, Georgia 39819, for a total purchase price of $525,000. We intend to construct our headquarters building on this property. The building will contain approximately 7,500 square feet of finished space at a cost of approximately $1,050,000. The building is expected to contain one vault, an automated teller machine, seven offices, two loan closing rooms, five teller stations, four drive-in windows and a loan operations area. We intend to solicit competitive bids for the construction of the building.

Until construction of the permanent bank building is complete, we and First National Bank of Decatur County will temporarily operate out of offices located on the property. We purchased a used, temporary facility that is approximately 2,200 square feet in size. The purchase price for this temporary facility was approximately $69,000, including the equipment necessary to operate the temporary facility. It is estimated that we and First National Bank of Decatur County will operate out of this temporary facility for approximately twelve months until construction of the headquarters building is complete. Once construction of our headquarters is complete, we will sell the temporary facility.

The mailing address of our temporary office is P.O. Box 10, Bainbridge, Georgia 39818, and our telephone number is (229) 246-7500.

BUSINESS OF FIRST NATIONAL BANK OF DECATUR COUNTY

General

On August 6, 2003 we filed an application with the Office of the Comptroller of the Currency to organize First National Bank of Decatur County. On December 16, 2003, we received preliminary approval from the OCC to charter First National Bank of Decatur County. In order to receive final approval, we will be required to, among other things, adequately capitalize First National Bank of Decatur County, receive approval of our application to the FDIC for deposit insurance and implement appropriate banking policies and procedures.

First National Bank of Decatur County anticipates that it will begin business operations in the first quarter of 2004 in a temporary facility located at 208 Russ Street, Bainbridge, Georgia 39817. First National Bank of Decatur County plans to be a full service commercial bank, without trust powers. First National Bank of Decatur County will offer a full range of interest bearing and non-interest bearing accounts, including commercial and retail checking accounts, money market accounts, individual retirement accounts, regular interest bearing statement savings accounts, certificates of deposit, commercial loans, real estate loans, home equity loans and consumer/installment loans. In addition, First National Bank of Decatur County will provide such consumer services as U.S. Savings Bonds, travelers checks, cashiers checks, safe deposit boxes, Internet banking services, direct deposit and automatic teller services.

The philosophy of management of First National Bank of Decatur County with respect to its initial operations will emphasize prompt and responsive personal service to members of the business and professional community of Decatur County, Georgia, in order to attract customers and acquire market share now controlled by other financial institutions in First National Bank of Decatur County’s market area. First National Bank of Decatur County will be located near the town center of Bainbridge, a high traffic area for both pedestrians and vehicles. It will be within one mile of the three largest banks operating in Bainbridge. First National Bank of Decatur County’s location and range of banking services, as well as its emphasis on personal attention and service, prompt decision making and consistency in banking personnel, will be major tools in First National Bank of Decatur County’s efforts to capture such market share. In addition, First National Bank of Decatur County’s executive officers have substantial banking experience, which will be an asset in providing both products and services designed to meet the needs of First National Bank of Decatur County’s customer base. In addition, the organizers are active members of the business community in and around the Bainbridge area, and continued active community involvement will provide an opportunity to promote First National Bank of Decatur County and its products and services. The organizers intend to utilize target marketing and superior selling efforts in order to build a distinct institutional image for First National Bank of Decatur County and to capture a customer base.

Market Area and Competition

The primary service area for First National Bank of Decatur County will be Decatur County. Decatur County is located in the southwestern corner of Georgia on the Flint River, and forms a portion of the border between Georgia and Florida. The county consists of four major communities, Attapulgus, Bainbridge, Brinson and Climax, of which Bainbridge is the largest and serves as the county seat. In addition, Bainbridge is located approximately 40 miles from the growing market of Tallahassee, Florida.

Decatur County represents a diverse market with a stable economy. Manufacturing, health services, small retail service businesses and agriculture are the major industries in the county, with the largest employers in the area being the Decatur County Board of Education, American Fibers and Yarns Co., Amoco Fabrics Company, Bainbridge Memorial Hospital, Elberta Crate and Box Co. and Shaw Industries, Inc. The Port of Bainbridge, an inland port providing access for ocean-going barges, has helped attract businesses to the area and diversify the local economy. The diversification of the economy has led to a historic unemployment rate for the Decatur County area lower than that experienced nationally, as reported by the Georgia Department of

Labor, although household income figures generally trail the national average. Decatur County has also seen stable population growth. According to the 2000 U.S. Census, Decatur County had a population of 28,240, a 10.7% increase over the total population reported in the 1990 Census. However, Decatur County also experienced average income lower than that of the national average. We believe that the overall growth of Decatur County offsets any competitive disadvantage that may be associated with being located in area with a lower than average income level. Approximately 12,000 of the total population of Decatur County reside in the Bainbridge area.

Competition in Decatur County is intense, especially considering the relatively small population of Decatur County. Total commercial bank and thrift deposits in Decatur County as of June 2002 were approximately $255 million with a compounded annual growth rate for the preceding four years of 2.97%. The Decatur County market consists of five commercial banks and a credit unions with nine offices and an additional lending office of a banking institution specializing in agricultural lending. The three largest banks operating in Decatur County possess approximately 90% of the market share in the county. Park Avenue Bank, a Valdosta, Georgia-based bank, has historically held the dominant market share in the county with 42.9% of the market share in 2002. There is currently only one locally owned and operated bank located in Decatur County.

Financial institutions primarily compete with one another for deposits. In turn, a bank’s deposit base directly affects such bank’s loan activities and general growth. Primary methods of competition include interest rates on deposits and loans, service charges on deposit accounts and the designing of unique financial services products. First National Bank of Decatur County will be competing with financial institutions which have much greater financial resources than First National Bank of Decatur County, and which may be able to offer more and unique services and possibly better terms to their customers.

We believe that First National Bank of Decatur County will be able to attract sufficient deposits to enable it to compete effectively with other area financial institutions. We believe that First National Bank of Decatur County will have the advantage of being locally owned and managed, enabling it to benefit from the high visibility and excellent business contacts of our organizers. We intend to enhance the competitive advantage we may gain from our organizers local business contacts by hiring lending officers with experience in the local market. We believe that the personal contact these lending officers have with their customers will be a further positive competitive advantage we will have over the competition, resulting in us taking market share away from our competition. Management believes that, given the relatively small size of the population of the market, personal relationships and professional reputation are the main aspects customers look at when determining where to bank. We intend to leverage our personal contacts within the local business community with a strong advertising campaign to increase our visibility within the community, which we believe will result in an increase in both our loan and deposit growth. By focusing on personal, attentive customer service, we believe that we will be able to obtain sufficient market share in the market.

First National Bank of Decatur County will be in competition with existing area financial institutions other than commercial banks and savings and loan associations, including insurance companies, consumer finance companies, brokerage houses, credit unions and other business entities which have recently been invading the traditional banking markets. Due to the growth of Decatur County, it is anticipated that additional competition will continue from new entrants to the market.

Deposits

First National Bank of Decatur County will offer a full range of interest-bearing and non-interest-bearing accounts, including commercial and retail checking accounts, money market accounts, individual retirement accounts, regular interest-bearing statement savings accounts and certificates of deposit with fixed and variable rates and a range of maturity date options. The sources of deposits will be residents, businesses and employees of businesses within Decatur and surrounding counties, obtained through the personal solicitation of its officers and directors, direct mail solicitation, and advertisements published in the local media. First National Bank of Decatur County will pay competitive interest rates on time and savings deposits up to the maximum permitted by law or regulation. In addition, First National Bank of Decatur County will implement a service charge fee schedule competitive with other financial institutions in its market area, covering such matters as maintenance fees on checking accounts, per item processing fees on checking accounts, returned check charges and the like.

We intend to focus on deposit accounts that will enhance our commitment to the local community and provide us with the opportunity for an ongoing relationship with our customers. Given that there is generally more customer contact on deposit accounts compared to loans, we will strive to provide fast, courteous customer service on such accounts, so that when such customers need a loan, they will think of First National Bank of Decatur County first. Given our focus on the local community, we intend to solicit accounts primarily from Decatur County and the adjacent counties. Management believes that products such as brokered deposits or jumbo certificates of deposit, which are CDs for over $100,000, do not generally lend themselves to local community banking as the customers of such deposits tend to focus only on interest rates, regardless of either where the bank is located or the personal service a bank provides, and typically do not establish long-term relationships with the bank holding such CDs. While First National Bank of Decatur County will not have a formal policy rejecting such deposits, we do not intend to actively solicit such accounts.

We believe that strong deposit growth is a fundamental element in establishing loan growth. Therefore, in order to increase the overall size of our loan portfolio, we intend to conduct target marketing during our initial months of operations to increase the visibility of First National Bank of Decatur County and to attract new customers. In addition, we may offer “specials” on accounts from time to time, such as reduced or waived service fees on accounts, to attract additional deposit accounts to First National Bank of Decatur County.

Loan Portfolio

First National Bank of Decatur County will engage in a full complement of lending activities, including commercial loans, consumer and installment loans and real estate loans. Loans will be divided amongst fixed and floating interest rates in an effort to diversify First National Bank of Decatur County’s loan portfolio and to help protect it against changes in market interest rates. First National Bank of Decatur County intends to generally allocate its loan portfolio as follows: commercial loans (including agricultural), 20%, real estate loans, 60% and consumer loans, 20%. Initially, First National Bank of Decatur County will have a legal lending limit for unsecured loans of up to $750,000 to any one person. Management intends to originate loans and to participate with other banks with respect to loans which exceed First National Bank of Decatur County’s lending limits. Management does not believe that loan participations will necessarily pose any greater risk of loss than loans which First National Bank of Decatur County originates.

The principal economic risk associated with each category of loans that First National Bank of Decatur County will make is the borrower’s ability to repay the loan. Borrower creditworthiness is affected by general economic conditions and the strength of the services and retail market segments. Risks associated with real estate loans, both commercial and residential, also include fluctuations in the value of real estate, new job creation trends, tenant vacancy rates and, in the case of commercial borrowers, the quality of the borrowers’ management. In addition, a commercial borrower’s ability to both evaluate properly changes in the supply and demand characteristics affecting its markets and to respond effectively to such changes are significant factors in the creditworthiness of a commercial borrower. General economic factors affecting a borrower’s ability to repay includes interest, inflation and employment rates, as well as other factors affecting a borrower’s customers, suppliers and employees.

Lending will be directed principally towards individuals and businesses whose demands for funds fall within First National Bank of Decatur County’s legal lending limits and which are potential deposit customers of First National Bank of Decatur County. First National Bank of Decatur County does not anticipate any foreign loans in First National Bank of Decatur County’s loan portfolio. The following is a description of each of the major categories of loans anticipated in First National Bank of Decatur County’s loan portfolio:

Real Estate Loans

First National Bank of Decatur County will make residential real estate loans, commercial real estate loans and construction development loans. These loans include commercial loans where First National Bank of Decatur County takes a security interest in real estate out of an abundance of caution and not as the principal collateral for the loan, but will exclude home equity loans, which are classified as consumer loans.

Residential Real Estate

First National Bank of Decatur County’s residential real estate loans will consist of residential second mortgage loans, residential construction loans and traditional mortgage lending for one to four family residences. We will originate and maintain fixed and variable rate mortgages with long-term maturity and balloon payments not exceeding 20 years. Generally, fixed rate mortgages will be sold in the secondary mortgage market. All loans will be made in accordance with First National Bank of Decatur County’s appraisal policy and with the ratio of the loan principal to the value of collateral as established by independent appraisal not exceeding 90%. We expect that these loan-to-value ratios will be sufficient to compensate for fluctuations in real estate market value and to minimize losses that could result from a downturn in the residential real estate market. The primary risk associated with residential real estate loans is fluctuations in the real estate market. However, residential real estate loans are generally lower risk compared to the other categories of real estate loans due to (i) maintaining a high loan-to-value ratio and (ii) our ability to resell the collateral if we are forced to foreclose.

Commercial Real Estate

Commercial real estate loan terms generally will be limited to five years or fewer, although payments may be structured on a longer amortization basis. Interest rates may be fixed or adjustable, although rates typically will not be fixed for a period exceeding 60 months. First National Bank of Decatur County will generally charge an origination fee of one percent. We will attempt to reduce credit risk on our commercial real estate loans by emphasizing loans on owner-occupied office and retail buildings where the ratio of the loan principal to the value of the collateral as established by independent appraisal does not exceed 80% and net projected cash flow available for debt service equals 120% of the debt service requirement. In addition, First National Bank of Decatur County generally will require personal guarantees from the principal owners of the property supported by a review by First National Bank of Decatur County’s management of the principal owners’ personal financial statements. Risks associated with commercial real estate loans include fluctuations in the value of real estate, new job creation trends, tenant vacancy rates and the quality of the borrower’s management. In addition, commercial real estate loans are generally riskier than residential real estate loans because such commercial properties may be limited to a specific use making it more difficult to sell such properties to recover loan losses. First National Bank of Decatur County will limit its risk by analyzing borrowers’ cash flow and collateral value on an ongoing basis.

Construction and Development Loans

We will make construction and development loans both on a pre-sold and speculative basis. If the borrower has entered into an agreement to sell the property prior to beginning construction, then the loan is considered to be on a pre-sold basis. If the borrower has not entered into an agreement to sell the property prior to beginning construction, then the loan is considered to be on a speculative basis. Construction and development loans are generally made with a term of six to twelve months and interest is paid quarterly. The ratio of the loan principal to the value of the collateral as established by independent appraisal typically will not exceed 80%. Speculative loans will be based on the borrower’s financial strength and cash flow position. Loan proceeds will be disbursed based on the percentage of completion and only after the project has been inspected by an experienced construction lender or independent appraiser. Risks associated with construction loans include fluctuations in the value of real estate and new job creation trends. As with commercial loans, construction and development loans are generally riskier than residential real estate loans because it may be more difficult to resell the property serving as collateral for the loan to recover loan losses.

Commercial Loans

We expect that loans for commercial purposes in various lines of businesses, including agriculture, will be one of the primary components of First National Bank of Decatur County’s loan portfolio. The terms of these loans will vary by purpose and by type of underlying collateral, if any. First National Bank of Decatur County will typically make equipment loans for a term of five years or fewer at fixed or variable rates, with the loan fully amortized over the term. Equipment loans generally will be secured by the financed equipment, and the ratio of the loan principal to the value of the financed equipment or other collateral will generally be 80% or less. Loans to support working capital will typically have terms not exceeding one year and will usually be secured by accounts receivable, inventory or personal guarantees of the principals of the business. For loans secured by accounts receivable or inventory, principal will typically be repaid as the assets securing the loan are converted into cash, and for loans secured with other types of collateral, principal will typically be due at maturity. The primary risk for commercial loans is the failure of the business due to economic and financial factors. As a result, the quality of the commercial borrower’s management and its ability both to properly evaluate changes in the supply and demand characteristics affecting its markets for products and services and to effectively respond to such changes are significant factors in a commercial borrower’s creditworthiness and our decision to make a commercial loan.

Consumer Loans

First National Bank of Decatur County will make a variety of loans to individuals for personal, family and household purposes, including secured and unsecured installment and term loans, home equity loans and home equity lines of credit. The primary risk associated with consumer loans is that repayments depend upon the borrower’s financial stability and are more likely to be adversely affected by divorce, job loss, illness and personal hardships. Because many consumer loans are secured by depreciable assets such as boats, cars and trailers the loan should be amortized over the useful life of the asset. To minimize the risk that the borrower cannot afford the monthly payments, all fixed monthly obligations should not exceed 40% of the borrower’s gross monthly income. The borrower should also be continuously employed for at least 12 months prior to obtaining the loan. The loan officer will review the borrower’s past credit history, past income level, debt history and, when applicable, cash flow and determine the impact of all these factors on the ability of the borrower to make future payments as agreed. While we believe our policies will help minimize losses in the consumer loan category, because of the nature of the collateral, if any, for such loans, it may be more difficult to recover any loan losses. We expect that the principal competitors for consumer loans will be the established banks in First National Bank of Decatur County’s market.

Investments

In its first year of operation, we anticipate that investment securities will comprise approximately 15% of First National Bank of Decatur County’s assets, other investments (which are funds available for investment in investment grade securities in excess of those necessary for First National Bank of Decatur County’s liquidity) will comprise approximately 10% of its assets and loans will comprise approximately 75% of its assets. First National Bank of Decatur County intends to invest primarily in direct obligations of the United States, obligations guaranteed as to principal and interest by the United States, obligations of agencies of the United States, and certificates of deposit issued by commercial banks. In addition, First National Bank of Decatur County will enter into Federal Funds transactions with its principal correspondent banks and anticipates that it will primarily act as a net seller of such funds. The sale of Federal Funds amounts to a short-term loan from First National Bank of Decatur County to another bank.

Asset and Liability Management

It is the objective of First National Bank of Decatur County to manage its assets and liabilities to provide a satisfactory, consistent level of profitability. First National Bank of Decatur County’s executive officers and the Loan & Asset/Liability Committee of the board of directors of the bank will be responsible for monitoring interest-bearing assets and interest-bearing liabilities to ensure stability of earnings. It is our overall philosophy to support asset growth primarily through growth of core deposits, which include deposits of all categories made by individuals, partnerships and corporations. Management will seek to invest the largest portion of First National Bank of Decatur County’s assets in commercial, consumer and real estate loans.

First National Bank of Decatur County’s asset/liability mix likely will be monitored on a daily basis with a monthly report reflecting interest-sensitive assets and interest-sensitive liabilities being prepared and presented to the board of directors. The objective of this policy is to control interest-sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on First National Bank of Decatur County’s earnings.

Correspondent Banking

Correspondent banking involves the providing of services by one bank to another bank which, from an economic or practical standpoint, cannot provide that service for itself. First National Bank of Decatur County may purchase correspondent services offered by larger banks, including check collections, purchase of Federal Funds, security safekeeping, investment services, coin and currency supplies, overline and liquidity loan participations, and sales of loans to or participations with correspondent banks.

First National Bank of Decatur County anticipates that it will sell loan participations to correspondent banks with respect to loans which exceed its lending limit. As compensation for services provided by a correspondent bank, First National Bank of Decatur County may maintain certain balances with such correspondents in non-interest bearing accounts.

To date, First National Bank of Decatur County has not entered into correspondent banking relationships with any other banks.

Data Processing

First National Bank of Decatur County has entered into a data processing servicing agreement with Thomasville National Bank. Under this servicing agreement, Thomasville National Bank will provide First National Bank of Decatur County with a full range of data processing services, including an automated general ledger, deposit accounting, commercial, real estate and installment lending, data processing, and central information filing.

Employees

In their first year of operation, Bainbridge Bancshares and First National Bank of Decatur County anticipate that they will employ 11 persons, including 4 officers. First National Bank of Decatur County will hire additional persons as needed, including additional tellers and financial service representatives.

Monetary Policies

The results of operations of First National Bank of Decatur County will be affected by credit policies of monetary authorities, particularly the Federal Reserve Board. The instruments of monetary policy employed by the Federal Reserve Board include open market operations in U.S. Government securities, changes in the discount rate on member bank borrowings, changes in reserve requirements against member bank deposits and limitations on interest rates which member banks may pay on time and savings deposits. In view of changing conditions in the national economy and in the money markets, as well as the effect of action by monetary and fiscal authorities, including the Federal Reserve Board, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand, or the business and earnings of First National Bank of Decatur County.

SUPERVISION AND REGULATION

Both we and First National Bank of Decatur County will be subject to extensive state and federal banking regulations that impose restrictions on and provide for general regulatory oversight of our operations. These laws are generally intended to protect depositors and not shareholders. The following discussion describes the material elements of the regulatory framework that will apply.

Bainbridge Bancshares

General

As a bank holding company, we will be subject to the Bank Holding Company Act of 1956, which places us under the supervision of the Board of Governors of the Federal Reserve System. We will be required to file annual reports with the Federal Reserve and must provide it with such additional information as it may require. In addition, the Federal Reserve will periodically examine both us and First National Bank of Decatur County.

Bank Holding Company Regulation

In general, the Bank Holding Company Act limits bank holding company business to owning or controlling banks and engaging in other banking-related activities. Bank holding companies must obtain the Federal Reserve Board’s approval before they:

•	acquire direct or indirect ownership or control of any voting shares of any bank that results in total ownership or control, directly or indirectly, of more than 5% of the voting shares of such bank;

•	merge or consolidate with another bank holding company; or

•	acquire substantially all of the assets of any additional banks.

Subject to certain state laws, a bank holding company that is adequately capitalized and adequately managed may acquire the assets of both in-state and out-of-state banks. Under the Gramm-Leach-Bliley Act, a bank holding company meeting certain qualifications may apply to the Federal Reserve Board to become a financial holding company, and thereby engage, directly or through a subsidiary, in certain activities deemed financial in nature, such as securities brokerage and insurance underwriting.

With certain exceptions, the Bank Holding Company Act prohibits bank holding companies from acquiring direct or indirect ownership or control of voting shares in any company that is not a bank or a bank holding company unless the Federal Reserve Board determines such activities are incidental or closely related to the business of banking.

The Change in Bank Control Act of 1978 requires a person, or group of persons acting in concert, acquiring “control” of a bank holding company to provide the Federal Reserve Board with 60 days’ prior written notice of the proposed acquisition. Following receipt of this notice, the Federal Reserve Board has 60 days (or up to 90 days if extended) within which to issue a notice disapproving the proposed acquisition. In addition, any “company” must obtain the Federal Reserve Board’s approval before acquiring 25% (5% if the “company” is a bank holding company) or more of the outstanding shares or otherwise obtaining control over a bank holding company.

Financial Services Modernization

The laws and regulations that affect banks and bank holding companies underwent significant changes as a result of the Financial Services Modernization Act of 1999, also known as the Gramm-Leach-Bliley Act of 1999. Generally, the act (i) repealed the historical restrictions on preventing banks from affiliating with securities firms, (ii) provided a uniform framework for the activities of banks, savings institutions and their holding companies, (iii) broadened the activities that may be conducted by national banks and banking subsidiaries of bank holding companies, (iv) provided an enhanced framework for protecting the privacy of consumers’ information and (v) addressed a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions.

Bank holding companies may now engage in a wider variety of financial activities than permitted under previous law, particularly insurance and securities activities. In addition, in a change from previous law, a bank holding company may be owned, controlled or acquired by any company engaged in financially related activities, so long as such company meets certain regulatory requirements. The act also permits national banks, and certain state banks, either directly or through operating subsidiaries, to engage in certain non-banking financial activities.

Transactions with Affiliates

Bainbridge Bancshares and First National Bank of Decatur County are deemed affiliates within the meaning of the Federal Reserve Act, and transactions between affiliates are subject to certain restrictions. Generally, the Federal Reserve Act limits the extent to which a financial institution or its subsidiaries may engage in “covered transactions” with an affiliate. It also requires all transactions with an affiliate, whether or not “covered transactions,” to be on terms substantially the same, or at least as favorable to the institution or subsidiary, as those provided to a non-affiliate. The term “covered transaction” includes the making of loans, purchase of assets, issuance of a guarantee and other similar types of transactions.

Tie-In Arrangements

Bainbridge Bancshares and First National Bank of Decatur County cannot engage in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. For example, with certain exceptions, neither we nor First National Bank of Decatur County may condition an extension of credit on either a requirement that the customer obtain additional services provided by either us or First National Bank of Decatur County, or an agreement by the customer to refrain from obtaining other services from a competitor. The Federal Reserve Board has adopted exceptions to its anti-tying rules that allow banks greater flexibility to package products with their affiliates. These exceptions were designed to enhance competition in banking and non-banking products and to allow banks and their affiliates to provide more efficient, lower cost service to their customers.

State Law Restrictions

We will be regulated, to a lesser extent, by the Georgia Banking Department under the Georgia Bank Holding Company Act. Among other things, the Georgia Bank Holding Company Act requires every Georgia bank holding company to obtain the prior approval of the Georgia Commissioner of Banking before acquiring more than 5% of the voting shares of any bank or all or substantially all of the assets of a bank, or before merging or consolidating with any other bank holding company. In addition, as a Georgia business corporation, we may be subject to certain limitations and restrictions under applicable Georgia corporate law including limitations and restrictions regarding shareholder meetings and rights and restrictions or amendments to our articles of incorporation. In addition, although First National Bank of Decatur County will be a national bank and therefore primarily regulated by the Office of the Comptroller of the Currency, Georgia banking law may restrict certain activities of First National Bank of Decatur County including interstate branching, interest charged on loans made and our ability to foreclose on past-due loans.

First National Bank of Decatur County

General

First National Bank of Decatur County, as a national banking association, will be subject to regulation and examination by the Office of the Comptroller of the Currency. The federal laws that will apply to First National Bank of Decatur County regulate, among other things, the scope of its business, its investments, its reserves against deposits, the timing of the availability of deposited funds and the nature amount of collateral for loans.

Community Reinvestment Act

The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their jurisdiction, the Office of the Comptroller of the Currency evaluate the record of the financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those banks. These factors are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility.

Insider Credit Transactions

Banks are also subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to executive officers, directors, principal shareholders, or any related interests of such persons. Extensions of credit must be made on substantially the same terms, including interest rates and collateral, and follow credit underwriting procedures that are not less stringent than those prevailing at the time for comparable transactions with persons not covered above and who are not employees. Also, such extensions of credit must not involve more than the normal risk of repayment or present other unfavorable features.

Federal Deposit Insurance Corporation Improvement Act

Under the Federal Deposit Insurance Corporation Improvement Act of 1991 each federal banking agency has prescribed, by regulation, noncapital safety and soundness standards for institutions under its authority. These standards cover internal controls, information systems, and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, such other operational and managerial standards as the agency determines to be appropriate, and standards for asset quality, earnings and stock valuation. We believe that First National Bank of Decatur County will meet all such standards.

Interstate Banking and Branching

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 permits nationwide interstate banking and branching under certain circumstances. This legislation generally authorizes interstate branching and relaxes federal law restrictions on interstate banking. Currently, bank holding companies may purchase banks in any state, and states may not prohibit such purchases. Additionally, banks are permitted to merge with banks in other states so long as the home state of neither merging bank has “opted out” of the Interstate Act. The Interstate Act requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low-income area. Under recent Federal Deposit Insurance Corporation regulations, banks are prohibited from using their interstate branches primarily for deposit production. The Federal Deposit Insurance Corporation has accordingly implemented a loan-to-deposit ratio screen to ensure compliance with this prohibition.

Georgia has “opted in” to the Riegle-Neal Interstate Banking and Branching Efficiency Act and allows in-state banks to merge with out-of-state banks subject to certain requirements. Georgia law generally authorizes the acquisition of an in-state bank by an out-of-state bank by merger with a Georgia financial institution that has been in existence for at least 3 years prior to the acquisition. With regard to interstate bank branching, out-of-state banks that do not already operate a branch in Georgia may not establish de novo branches in Georgia.

Deposit Insurance

The deposits of First National Bank of Decatur County will be insured to a maximum of $100,000 per depositor through a fund administered by the Federal Deposit Insurance Corporation. All insured banks are required to pay semi-annual deposit insurance premium assessments to the Federal Deposit Insurance Corporation.

Capital Adequacy

Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. If capital falls below minimum guideline levels, the holding company or bank may be denied approval to acquire or establish additional banks or nonbank businesses or to open new facilities.

The Federal Deposit Insurance Corporation and Federal Reserve use risk-based capital guidelines for banks and bank holding companies. These are designed to make such capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. The guidelines are minimums, and the Federal Reserve has noted that bank holding companies contemplating significant expansion programs should not allow expansion to diminish their capital ratios and should maintain ratios well in excess of the minimum. The current guidelines require all bank holding companies and federally-regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier 1 capital. Tier 1 capital for bank holding companies includes common shareholders’ equity, certain qualifying perpetual preferred stock and minority interests in equity accounts of consolidated subsidiaries, less intangibles except as described above.

The Federal Reserve also employs a leverage ratio, which is Tier 1 capital as a percentage of total assets less intangibles, to be used as a supplement to risk-based guidelines. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base. The Federal Reserve requires a minimum leverage ratio of 3%. However, for all but the most highly rated bank holding companies and for bank holding companies seeking to expand, the Federal Reserve expects an additional cushion of at least 1% to 2%.

The Federal Deposit Insurance Corporation Improvement Act created a statutory framework of supervisory actions indexed to the capital level of the individual institution. Under regulations adopted by the Federal Deposit Insurance Corporation, an institution is assigned to one of five capital categories depending on its total risk-based capital ratio, Tier 1 risk-based capital ratio, and leverage ratio, together with certain subjective factors. Institutions which are deemed to be “undercapitalized” depending on the category to which they are assigned are subject to certain mandatory supervisory corrective actions.

Privacy

Bank are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing nonpublic personal financial information with nonaffiliated third parties except under narrow circumstances, such as the processing of transactions requested by the consumer or when the financial institution is jointly sponsoring a product or service with a nonaffiliated third party. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing through electronic mail to consumers.

ORGANIZERS AND PRINCIPAL SHAREHOLDERS

The following persons comprise the organizers of Bainbridge Bancshares and First National Bank of Decatur County:

• Roy Adams	• Don Kirksey
• William H. Allen	• Joe Livingston
• Donald Barber	• Vance Rudy Martin
• Stanley Brock	• Carroll Middleton
• Winston Brock	• Roger Mills
• Mark H. Burkett	• Jack H. Mills
• Greg Calhoun	• E. Dewey Robinson
• Ronnie Cox	• Terril Scott
• Vance Custer	• Ralph Smith
• Tracy A. Dixon	• Tim Smith
• Johnny Dowdy	• Charles Whittaker
• Charlie Keaton	• Butch Yarbrough

All of the organizers reside in or near Bainbridge, Georgia. The organizers as a group intend to subscribe for 369,500 shares or $3,695,000 in the minimum offering and 394,500 shares or $3,945,000 if the maximum number of shares are sold, which will equal approximately 72.5% of the 510,000 shares to be outstanding upon completion of the minimum offering or 60.7% of the 650,000 shares to be outstanding upon completion of the maximum offering. In addition, on the date First National Bank of Decatur County opens for business, Bainbridge Bancshares will grant warrants to purchase up to 131,500 shares to the organizers assuming the maximum number of shares is sold in this offering. “Terms of the Offering – Purchases by Organizers of Bainbridge Bancshares.”

Upon the opening for business of First National Bank of Decatur County, Tracey A. Dixon will receive options to purchase 30,000 shares of First National Bank of Decatur County’s common stock at an exercise price of $10.00 per share. One-third of these options vest on the first anniversary of the date when First National Bank of Decatur County opens for business and one-third vest on each of the two successive anniversaries. See “Management–Employment Agreement.”

Each of the organizers intends to purchase shares of the common stock of Bainbridge Bancshares in the offering. See “Security Ownership of Certain Beneficial Owners and Management” for a table setting forth specific numbers of shares to be purchased and the percentage of common stock to be owned by the organizers after completion of the minimum and maximum offering.

MANAGEMENT

Directors and Executive Officers of Bainbridge Bancshares and First National Bank of Decatur County

Our directors and executive officers and First National Bank of Decatur County’s proposed directors and executive officers are as follows:

Name	Position with Bainbridge Bancshares	Proposed Position with First National Bank of Decatur County
Roy Adams	Class III Director	Director
William H. Allen	Class I Director	–
Donald Barber	Class III Director	Director
Stanley Brock	Class III Director	–
Winston Brock	Class II Director	Director
Mark H. Burkett	Class I Director	–
Greg Calhoun	Class I Director	–
Ronnie Cox	Class I Director	Director
Vance Custer	Class II Director	Director
Tracy A. Dixon	Class I Director, President and Chief Executive Officer	Director, President and Chief Executive Officer
Johnny Dowdy	Class I Director	–
Charlie Keaton	Class II Director	–
Donna H. Kelley	Chief Financial Officer	Chief Financial Officer
Don Kirksey	Class I Director	Director
Joe Livingston	Class II Director	–
Vance Rudy Martin	Class II Director	Director
Carroll Middleton	Class III Director	–
Roger Mills	Class II Director	–
Jack H. Mills	Class II Director	–
E. Dewey Robinson	Class II Director	Director
Terril Scott	Class III Director	–
Wayne L. Sirmons	–	Senior Lending Officer
Ralph Smith	Class I Director	Director
Tim Smith	Class III Director	Director
Charles Whittaker	Chairman, Class III Director	Chairman
Butch Yarbrough	Class III Director	–

Each of our directors, with the exception of Mr. Scott, has been a director of Bainbridge Bancshares since its inception. Mr. Scott has been a director since October 9, 2003. We have a classified board of directors whereby one-third of the members will be elected each year at our Annual Meeting of Shareholders. The initial terms of our Class I directors will expire at our 2004 Annual Meeting of Shareholders and the terms of our Class II and III directors will expire at our 2005 and 2006 Annual Meeting of Shareholders, respectively. After expiration of the initial terms of office, each of our directors will serve for a term of three years. See “Description of Capital Stock–Board of Directors.” Our officers are appointed by the board of directors and hold office at the will of the board.

Each of First National Bank of Decatur County’s proposed directors will, upon approval of the Office of the Comptroller of the Currency, serve until First National Bank of Decatur County’s first shareholders’ meeting, which meeting will be held shortly after First National Bank of Decatur County receives its charter. At that meeting, Bainbridge Bancshares, as sole shareholder of First National Bank of Decatur County, intends to elect each interim director to First National Bank of Decatur County’s board of directors, and intends to elect Tracey A. Dixon as President and Chief Executive Officer, Donna H. Kelley as Chief Financial Officer and Wayne L. Sirmons as Senior Lending Officer. After the first shareholders’ meeting, directors of First National Bank of Decatur County will serve for a term of one year and will be elected each year at its Annual Meeting of Shareholders. First National Bank of Decatur County’s officers will be appointed by its board of directors and will hold office at the will of the board.

The following is a biographical summary of each of our organizers, directors and executive officers:

Roy Adams, age 52, has served as a director of Bainbridge Bancshares, Inc. since its inception and is a proposed director of First National Bank of Decatur County. Mr. Adams is a partner in Adams Brothers Construction, located in Bainbridge, Georgia and has also served as its President since its formation in 1993. Adams Brothers Construction specializes in heavy construction, such as land clearing and site preparation, in Decatur County and the surrounding areas.

William H. Allen, age 62, has served as a director of Bainbridge Bancshares since its inception. Mr. Allen owns and operates Seaborn Printing Company, a commercial printer located in Bainbridge, Georgia, where he has been employed since 1974.

Donald Barber, age 43, has served as a director of Bainbridge Bancshares since its inception and is a proposed director of First National Bank of Decatur County. Mr. Barber is currently the manager of Barber Fertilizer Company, a farming supply business located in Bainbridge, Georgia. Mr. Barber has been with the Barber Fertilizer Company since 1982. In addition, Mr. Barber is also co-owner of R&D Farms, a farming venture located in Decatur County. Mr. Barber received his BS in Agriculture from the University of Georgia in 1982.

Stanley Brock, age 47, has served as a director of Bainbridge Bancshares since its inception. Since 1973, Mr. Brock has been a partner in Brock Farms, a commercial farm and cattle ranch located in Bainbridge, Georgia. In addition, Mr. Brock also serves as President of Mt. Pleasant Precooler, a vegetable precooler located in Bainbridge, Georgia, Georgia. Mr. Brock also serves as the Secretary and Treasurer of Sowega Ice, an ice plant located in Bainbridge, Georgia.

Winston Brock, age 61, has served as a director of Bainbridge Bancshares since its inception and is a proposed director of First National Bank of Decatur County. Mr. Brock, a licensed pharmacist, owns and operates RX Drugcenter located in Bainbridge, Georgia. Mr. Brock has been with RX Drugcenter since 1967 and acquired the business in 1987. Mr. Brock received his BS in Pharmacy from the University of Georgia. Mr. Brock is the former Chairman of The Georgia Ports Authority, the Bainbridge-Decatur County Development Authority and the Committee of 100 for Industry. In addition, Mr. Brock has also served as President of the Bainbridge Jaycees, Trustee of the Bainbridge College Foundation, Vice President of the Bainbridge-Decatur County Chamber of Commerce and as a director of the Tri-Rivers Development Association.

Mark H. Burkett, age 42, has served as a director of Bainbridge Bancshares since its inception. Since 1982 Mr. Burkett has been the owner and manager various commercial farming enterprises under Killarney Farms Partnership, located in Jakin, Georgia. In addition, Mr. Burkett is also the sole owner of Killarney Farm Supply, a peanut buying point, located in Donaldsonville, Georgia, and Killarney Aviation, Inc., a crop dusting business, located in Jakin, Georgia. Mr. Burkett received his BS in Business Administration from Troy State University.

Greg Calhoun, age 40, has served as a director of Bainbridge Bancshares since its inception. Mr. Calhoun is the President of Circle C. Farms, Inc., a commercial farm located in Colquitt, Georgia, where he has worked since 1984. In addition, Mr. Calhoun is also the sole owner and President of GC Sprayers Service, Inc., a crop dusting operation, and GC Housing, Inc., a housing company which specializes in providing housing for migrant workers, both located in Colquitt, Georgia.

Ronnie Cox, age 69, has served as a director of Bainbridge Bancshares since its inception and is a proposed director of First National Bank of Decatur County. Mr. Cox is the manager and former owner of Cox Funeral Home in Bainbridge, Georgia, where he has worked since 1959. In addition, Mr. Cox is the owner of Richmond Hill Funeral Home in Richmond Hill, Georgia and Hospice of Hinesville, a Hospice provider located in Hinesville, Georgia. Mr. Cox is also co-owner of each of Jake A. Hutch Funeral Home in Statesboro, Georgia, Vining Ivy Chapel, a funeral home located in Eatonton, Georgia, J. Mellie NeSmith Funeral Home, located in Claxton, Georgia and the Waddle House, a restaurant located in Bainbridge, Georgia. Mr. Cox received his BBA from the University of Georgia.

Vance Custer, age 72, has served as a director of Bainbridge Bancshares since its inception and is a proposed director of First National Bank of Decatur County. Currently, Mr. Custer serves as Executive Vice President and Director of Production for each of Southeastern Minerals, in Bainbridge Georgia, Eastern Minerals, in Henderson, North Carolina and Marshall Minerals, in Marshall, Texas. Each of these companies is a manufacturing company which specialize in trace minerals for animal feeds. Mr. Custer has been with each of Southeastern Minerals, Eastern Minerals and Marshall Minerals since 1981. Mr. Custer received is BA in Mechanical Engineering from the Georgia Institute of Technology.

Tracy A. Dixon, age 62, is the President and Chief Executive Officer of Bainbridge Bancshares and is the proposed President and Chief Executive Officer of First National Bank of Decatur County. In addition, Mr. Dixon has also served as a director of Bainbridge Bancshares since its inception and is a proposed director of First National Bank of Decatur County. Mr. Dixon has over 35 years banking experience. Most recently Mr. Dixon served as a Director and Vice Chairman of the Board of Directors and Chief Executive Officer of First Community Bank in Bainbridge, Georgia from 1998 until his retirement in 2001. Prior to his work with First Community Bank, from 1991 to 1998 Mr. Dixon was with Bainbridge National Bank where he served as a director and Chief Executive Officer. Mr. Dixon has also served on the board of directors of PAB Bancshares, the bank holding company of First Community Bank in Bainbridge, Georgia, from 1998 to 2000, and on the board of directors of Investors Financial Company, the bank holding company of Bainbridge National Bank, from 1991 to 1998. Mr. Dixon began his banking career with C&S National Bank in 1965 and worked with C&S National Bank until 1991 in both its Savannah and Bainbridge, Georgia locations. He held the position of Senior Vice President in Atlanta and City President in Bainbridge. He also served as an advisory Board Member for C&S Banks in Savannah and Bainbridge. Mr. Dixon received his BBA in finance from the University of Georgia and completed the Graduate School of Banking at the University of Virginia and the Georgia State School of Banking. Mr. Dixon has served as President and Director of the Bainbridge – Decatur County Chamber of Commerce, the Bainbridge/Decatur County Development Authority, the Bainbridge Rotary Club, the Bainbridge/Decatur County Y.M.C.A. and the Bainbridge Country Club.

John A. Dowdy, age 53, has served as a director of Bainbridge Bancshares since its inception. Mr. Dowdy is a partner in the certified public accounting firm of Dowdy, Whittaker & Youmans, located in Bainbridge, Georgia., where he has been employed since 1976. Mr. Dowdy earned his BS in Business Administration from the University of Georgia.

Donna H. Kelley, age 44, is the Chief Financial Officer of Bainbridge Bancshares and is the proposed Chief Financial Officer of First National Bank of Decatur County. Ms. Kelley has over 24 years experience in the banking industry. Most recently, from November 2002 until December 2003, Ms. Kelley served as Assistant Vice President and Customer Service Supervisor for The Park Avenue Bank in Bainbridge, Georgia. Prior to joining The Park Avenue Bank, Ms. Kelley was with First Community

Bank of Southwest Georgia from January 1999 to November 2002 where she served as Assistant Vice President – Operations and Customer Service.

Don Kirksey, age 67, has served as a director of Bainbridge Bancshares since its inception and is a proposed director of First National Bank of Decatur County. Mr. Kirksey retired in June 2003. Prior to his retirement, Mr. Kirksey owned and managed Don Kirksey GM, an automobile dealership located in Bainbridge, Georgia. Mr. Kirksey also owns, but is not currently actively involved in the daily operations of, Kay Ford, Inc., an automobile dealership located in Colquitt, Georgia. In addition, Mr. Kirksey previously served on the board of directors of First Port City Bank, a commercial bank located in Bainbridge, Georgia.

Joe Livingston, age 45, has served as a director of Bainbridge Bancshares since its inception. Since 1983, Mr. Livingston has been with Livingston Resource, a management consulting firm, located in Bainbridge, Georgia, where he currently serves as President and majority owner. Mr. Livingston received his BS degrees from the University of Georgia in Agriculture and Forrest Resoruces.

Vance Rudy Martin, age 61, has served as a director of Bainbridge Bancshares since its inception and is a proposed director of First National Bank of Decatur County. Mr. Martin is the owner and President of The Money Tree, a consumer finance operation specializing in small consumer loans, located in Bainbridge Georgia. Mr. Martin has been with The Money Tree since 1973. Mr. Martin received his Liberal Arts Degree from Columbus College.

Carroll Middleton, age 51, has served as a director of Bainbridge Bancshares since its inception. From 1993 to the present, Mr. Middleton has served as President of Construction CGM, Inc, a general contracting business, located in Colquitt, Georgia, which Mr. Middleton also owns.

Jack H. Mills, age 58, has served as a director of Bainbridge Bancshares since its inception. Mr. Mills is the owner and President of Roberts Pharmacy, Inc. in Donalsonville, Georgia. Mr. Mills has been with Roberts Pharmacy since 1968. Mr. Mills is also co-owner of Tri-State Home Medical, a home medical equipment sales and rental service located in Donalsonville, Georgia. Mr. Mills received his BS in Pharmacy from the University of Georgia.

Roger Mills, age 48, has served as a director of Bainbridge Bancshares since its inception. Dr. Mills has owned and operated his own orthodontics practice, located in Bainbridge, Georgia, since 1991. Dr. Mills received his BS in Pharmacy from the University of Georgia. Dr. Mills received his DMD in Dentistry and his Orthodontic Certificate from the Medical College of Georgia.

E. Dewey Robinson, age 67, has served as a director of Bainbridge Bancshares since its inception and is a proposed director of First National Bank of Decatur County. Since 1981 Mr. Robinson has been the owner and manager of Robinson Motors, Inc., an automobile and truck dealership located in Bainbridge, Georgia. Mr. Robinson is also the co-owner and President of Peoples Loan Service, Inc., a consumer financing operation, located in Bainbridge and Cairo, Georgia and is the co-owner and President of Decatur Broadcasting, the parent of an AM radio station broadcasting from Bainbridge, Georgia. In addition, Mr. Robinson owns River Plaza Shopping Center, a retail shopping complex located in Bainbridge, Georgia . Mr. Robinson currently serves as Chairman of the Board of the Salvation Army of Bainbridge and is on the executive committee of the Bainbridge College Foundation.

Terril Scott, age 47, has served as a director of Bainbridge Bancshares since October 9, 2003. Since 1974, Mr. Scott has owned and operated his own farm in Bainbridge, Georgia. In addition to owning and operating his own farm, Mr. Scott is also involved in other farming enterprises located in an around Bainbridge, Georgia. Mr. Scott is also the owner of Spring Creek Cooler and co-owner of Spring Creek Produce, both of which are produce processing operations located in Bainbridge, Georgia.

Wayne L. Sirmons, age 53, is the proposed Senior Lending Officer of First National Bank of Decatur County. Mr. Sirmons has over 24 years experience in the banking industry. From September 1998 through December 2003 Mr. Sirmons was employed by The Park Avenue Bank and First Community Bank, which was acquired by The Park Avenue Bank, as Vice President – Commercial/Consumer Lender. At the time he left The Park Avenue Bank, Mr. Sirmons maintained a portfolio of over 400 commercial and consumer loans. Mr. Sirmons received his BBA Degree from the University of Georgia.

Ralph Smith, age 66, has served as a director of Bainbridge Bancshares since its inception and is a proposed director of First National Bank of Decatur County. Since 1963 Mr. Smith has had his own law practice, Ralph Clarence Smith, Jr. Attorney. Mr. Smith also currently serves as the Chief Magistrate of Decatur County. Mr. Smith received both his BBA and Juris Doctor degree from the University of Georgia. Mr. Smith is also a former director of First Port City Bank in Bainbridge, Georgia.

Tim Smith, age 45, has served as a director of Bainbridge Bancshares since its inception and is a proposed director of First National Bank of Decatur County. Mr. Smith has served as a general agent for Reliastar Life Insurance Company of Minneapolis, Minnesota since 1984. Reliastar specializes in life and health insurance products. In addition, Mr. Smith also owns Tim Smith & Associates Insurance, Inc., a general insurance agency located in Bainbridge, Georgia, Tim Smith & Associates, Inc, a farming and commercial hunting enterprise located in Bainbridge, Georgia and Tim Smith Properties, a real estate rental agency located in Decatur County, Georgia.

Charles Whittaker, age 53, has served as a Director and Chairman of the Board of Bainbridge Bancshares since its inception. He is also a proposed Director and Chairman of the Board of First National Bank of Decatur County. Mr. Whittaker is a partner in the certified public accounting firm of Dowdy, Whittaker & Youmans, located in Bainbridge, Georgia. In addition Mr. Whittaker is the co-owner and Managing Member of ATS Partners, LLC, a seedling nursery located in Bainbridge, Georgia. Mr. Whittaker also is the President and owner of Goldtowne, Inc. and Vice President of Satyr, Inc., each of these entities own rental and investment real estate in Southwest Georgia. Mr. Whittaker received his BBA from the University of Georgia. He is an active member of Grace Church of Bainbridge serving as an elder. He serves on the Board of Directors of Friendship House, an organization which provides for school and summer reading programs and activities for minority and low income children in Bainbridge. He also serves on the Board of Directors and as treasurer of Bainbridge Country Club. He has previously served on the Board of Grace Christian Academy, Bainbridge-Decatur County Chamber of Commerce, and the Bainbridge Lions Club. Mr. Whittaker is a member of the American Institute of Certified Public Accountants and the Georgia Society of Certified Public Accountants.

Homer L. “Butch” Yarbrough, age 52, has served as a director of Bainbridge Bancshares since its inception. From 1997 until the present, Mr. Yarbrough has served as the President of Yarbrough Farms, Inc., a commercial farming enterprise located in Bainbridge, Georgia. Mr. Yarbrough is also a co-owner of Yarbrough Farms, Inc. In addition, Mr. Yarbrough served as a director of the Decatur County Board of Education for 12 years, including serving as Chairman for four years. Mr. Yarbrough received his BS in Business from Mississippi State University.

Other than Messrs. Ralph Smith and Tim Smith who are first cousins, there are no family relationships between any of our directors or executive officers.

Executive Compensation

Since May 1, 2003, Mr. Dixon has been compensated pursuant to the terms of his employment agreement, which provides that until such time as First National Bank of Decatur County is open for business, Mr. Dixon is to be paid $50 per hour for services rendered to us in connection with the organization of First National Bank of Decatur County, with the aggregate consideration not to exceed $100,000 per year. Upon

First National Bank of Decatur County opening for business, Mr. Dixon will be entitled to a base salary of $100,000 per year under his employment agreement as discussed below.

Employment Agreement

On May 1, 2003, we entered into an employment agreement with Tracy A. Dixon, which agreement was subsequently amended in December 2003, pursuant to which Mr. Dixon is employed as President and Chief Executive Officer of First National Bank of Decatur County for a period beginning on May 1, 2003, and ending on April 1, 2006. Under the employment agreement, upon commencement of operations of First National Bank of Decatur County, Mr. Dixon is entitled to receive a minimum annual base salary of $100,000, which may be increased from time to time in the sole discretion of the board of directors of First National Bank of Decatur County. In addition, Mr. Dixon will be provided with an automobile allowance of $500 per month. Prior to the opening of First National Bank of Decatur County Mr. Dixon is entitled to $50 per hour for services rendered to us in connection with the organization of First National Bank of Decatur County, provided such hourly fees may not exceed $100,000 per year.

Beginning on the second anniversary of First National Bank of Decatur County’s opening for business and on each successive anniversary, Mr. Dixon shall be eligible to receive, in addition to his base salary, such performance bonuses as determined in the discretion of the board of directors of First National Bank of Decatur County.

The employment agreement provides for the grant of stock options to Mr. Dixon to purchase 30,000 shares of our common stock, at a purchase price of $10.00 per share, pursuant to the incentive stock option plan adopted by our board of directors. One-third of these options will vest beginning on the first anniversary of the date First National Bank of Decatur County opens for business, and one-third will vest on each of the two successive anniversaries. All such options will be exercisable for a period of ten years from the date of grant.

The employment agreement also provides that Mr. Dixon will receive any and all benefits, such as health, hospitalization, disability, and term life insurance, generally made available to our other senior executives and those of First National Bank of Decatur County.

Mr. Dixon has agreed to a non-compete and non-solicitation provision pursuant to which he agrees that, through the actual date of termination of the employment agreement and for a period of twelve months after that time, he will not, without the prior written consent of First National Bank of Decatur County, either directly or indirectly serve as an executive officer of any bank, bank holding company, or other financial institution within the primary service area of First National Bank of Decatur County.

The employment agreement further provides that if Mr. Dixon is terminated without cause, he will be entitled to receive a payment equal to his then base salary for a period of six months and reimbursement of up to $3,000 in fees incurred in connection with outplacement counseling or services.

None of our other executive officers is covered by an employment agreement.

Compensation of Directors

Directors will not receive any compensation during First National Bank of Decatur County’s first year of operations.

Stock Option Plans

Our board of directors has adopted an incentive stock option plan to cover Mr. Dixon’s options and for directors and employees who are contributing significantly to the management or operation of our business or that of our subsidiaries as determined by a committee designated by the board of directors to administer the plan. The plan is contingent upon approval by our shareholders. Although our directors are eligible to receive options under this plan, with the exception of options granted to Mr. Dixon, we do not anticipate granting options to any director under the plan. The plan provides for the grant of options at the discretion of the committee administering the plan. No person may serve as a member of the committee who is then eligible for a grant of options under the plan or has been so eligible for a period of one year prior to his or her service on the committee. The option exercise price must be at least 100% (110% in the case of a holder of 10% or more of our common stock) of the fair market value of the stock on the date the option is granted. The options are exercisable by the holder thereof in full at any time prior to their expiration in accordance with the terms of the plan. Stock options granted pursuant to the plan will expire on or before:

•	the date which is the tenth anniversary of the date the option is granted; or

•	the date which is the fifth anniversary of the date the option is granted in the event that the option is granted to an employee who owns more than 10% of the total combined voting power of all classes of our stock.

Although directors are eligible to participate under our current stock option plan, the board of directors may, at our first annual meeting of shareholders after First National Bank of Decatur County opens for business, propose for shareholder approval a separate directors’ stock option plan, which will be designed to provide incentive compensation to directors in the event that our common stock increases in value during the term of such options. The details of this directors’ option plan have not yet been determined, but these details will be disclosed to shareholders in a proxy statement issued in connection with solicitation of shareholder approval of such plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Each of the organizers and executive officers of Bainbridge Bancshares intends to purchase a number of the shares of common stock of Bainbridge Bancshares offered hereby, as set forth in the following table, which specifies the number of shares and the percentage of common stock to be owned by the organizers assuming completion of the minimum offering of 510,000 shares and the maximum offering of 650,000 shares. This table includes shares based on the “beneficial ownership” concepts as defined by the SEC. Beneficial ownership includes spouses, minor children, and other relatives residing in the same household, and trusts, partnerships, corporations or deferred compensation plans which are affiliated with the principal. This table does not reflect warrants that will be granted to each organizer to purchase one share of common stock for every three shares of common stock purchased by the organizers during the offering, because these warrants will not be exercisable within 60 days of the date of this prospectus. For additional information regarding the terms of the warrants, see “Terms of the Offering–Purchases by Our Organizers.”

	Shares Anticipated to be Owned Following the Offering
	Minimum Offering		Maximum Offering
Name of Beneficial Owner	Number	Percentage	Number	Percentage
Roy Adams	25,000	4.90%	30,000	4.62%
William H. Allen	10,000	1.96%	10,000	1.54%
Donald Barber	10,000	1.96%	10,000	1.54%
Stanley Brock	20,000	3.92%	20,000	3.08%
Winston Brock	25,000	4.90%	25,000	3.85%
Mark H. Burkett	10,000	1.96%	10,000	1.54%
Greg Calhoun	25,000	4.90%	30,000	4.62%
Ronnie Cox	25,000	4.90%	30,000	4.62%
Vance Custer	25,000	4.90%	25,000	3.85%
Tracy A. Dixon	10,000	1.96%	10,000	1.54%
Johnny Dowdy	20,000	3.92%	20,000	3.08%
Charlie Keaton	10,000	1.96%	10,000	1.54%
Donna H. Kelley	500	*	500	*
Don Kirksey	5,000	*	5,000	*
Joe Livingston	5,000	*	5,000	*
Vance Rudy Martin	20,000	3.92%	20,000	3.08%
Carroll Middleton	10,000	1.96%	10,000	1.54%
Roger Mills	11,000	2.16%	11,000	1.69%
Jack H. Mills	10,000	1.96%	10,000	1.54%
E. Dewey Robinson	25,000	4.90%	30,000	4.62%
Terril Scott	25,000	4.90%	30,000	4.62%
Wayne L. Sirmons	3,000	*	3,000	*
Ralph Smith	1,000	*	1,000	*
Tim Smith	20,000	3.92%	20,000	3.08%
Charles Whittaker	12,500	2.45%	12,500	1.92%
Butch Yarbrough	10,000	1.96%	10,000	1.54%
All organizers and executive officers as a group (26 persons)	373,000	73.14%	398,000	61.23%

CERTAIN TRANSACTIONS

Once First National Bank of Decatur County opens for business, it is anticipated that it will extend loans from time to time to certain of its directors, executive officers, their associates, and members of the immediate families of the directors. These loans will be made in the ordinary course of business on substantially the same terms, including interest rates, collateral and repayment terms, as those prevailing at the time for comparable transactions with persons not affiliated with us or First National Bank of Decatur County, and will not involve more than the normal risk of collectibility or present other unfavorable features.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 10,000,000 shares of common stock, no par value per share, and 1,000,000 shares of preferred stock, no par value per share. As of the date of this prospectus, 100 shares of common stock and no shares of preferred stock were outstanding.

Common Stock

The holders of common stock are entitled to elect the members of our board of directors and such holders are entitled to vote as a class on all matters required or permitted to be submitted to our shareholders.

No holder of any class of stock of our capital stock has preemptive rights with respect to the issuance of shares of that or any other class of stock and the common stock is not entitled to cumulative voting rights with respect to the election of directors.

The holders of common stock are entitled to dividends and other distributions if, as, and when declared by the board of directors out of assets legally available therefor. Upon our liquidation, dissolution, or winding up, the holder of each share of common stock will be entitled to share equally in the distribution of our assets. The holders of common stock are not entitled to the benefit of any sinking fund provision. Our shares of common stock are not subject to any redemption provisions, nor are they convertible into any other security or property. The shares to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Warrants

We are authorized to issue warrants to purchase up to 131,500 shares in this offering. Each warrant entitles the holder to purchase one share of common stock for every three shares purchased in this offering at an exercise price of $10.00 per share for a period of ten years beginning on the date First National Bank of Decatur County opens for business. The warrants will become exercisable in equal amounts beginning on the first anniversary of the date First National Bank of Decatur County opens for business and on each of the two succeeding anniversaries of that date.

The warrants have antidilution provisions for stock dividends, splits, mergers, and for certain other events.

The warrants may be exercised upon surrender of the warrant certificate before the expiration date at our offices. The warrant certificate must be accompanied by the subscription form attached to the warrant and payment of the full exercise price for the number of shares being purchased pursuant to the exercise of the warrant.

We have reserved sufficient shares of common stock for issuance upon exercise of the warrants. The reserved shares are included in the registration statement of which this prospectus is a part. Further, we have filed an undertaking with the SEC that we will maintain an effective registration statement by filing any necessary post-effective amendments or supplements to the registration statement throughout the term of the warrants with respect to the warrants and the shares of common stock issuable upon exercise of the warrants.

No holder of any warrant will be entitled to vote, receive dividends or be deemed the holder of common stock for any purpose until the warrant has been exercised and the common stock purchasable upon the exercise of the warrant has been delivered.

Preferred Stock

The board of directors may, without approval of our shareholders, from time to time authorize the issuance of preferred stock in one or more series for such consideration and, within certain limits, with such relative rights, preferences and limitations as the board of directors may determine. The relative rights, preferences and limitations that the board of directors has the authority to determine as to any such series of preferred stock include, among other things, dividend rights, voting rights, conversion rights, redemption rights and liquidation preferences. Because the board of directors has the power to establish the relative rights, preferences and limitations of each series of preferred stock, it may afford to the holders of any such series preferences and rights senior to the rights of the holders of shares of common stock. Although the board of directors has no intention at the present time of doing so, it could cause the issuance of preferred stock that could discourage an acquisition attempt or other transactions that some, or a majority of, the shareholders might believe to be in their best interests or in which the shareholders might receive a premium for their shares of common stock over the market price of such shares.

Board of Directors

Our initial board of directors consists of twelve directors. The directors are divided into three classes, designated Class I, Class II and Class III. Each class will consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire board of directors. The term of our initial Class I directors will expire at our first annual meeting of shareholders; the term of our initial Class II directors will expire at the second annual meeting of shareholders; and the term of our initial Class III directors will expire at the third annual meeting of shareholders. At each annual meeting of shareholders, successors to the class of directors whose term expires at the annual meeting will be elected for a three-year term. If the number of directors is changed, an increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class will hold office for a term that will coincide with the remaining term of that class, but in no event will a decrease in the number of directors shorten the term of any incumbent director. Any director elected to fill a vacancy not resulting from an increase in the number of directors will have the same remaining term as that of his predecessor. Except in the case of removal from office, any vacancy on the board of directors will be filled by a majority vote of the remaining directors then in office.

Any director may be removed only with cause, at any regular or special meeting of shareholders called for that purpose, and his or her position filled by another person nominated and elected for that purpose by the shareholders.

The effect of the staggered board of directors is to make it more difficult for a person, entity or group to effect a change in control of Bainbridge Bancshares through the acquisition of a large block of our voting stock.

Requirements for Supermajority Approval of Transactions

Our Articles of Incorporation contain provisions requiring supermajority shareholder approval to effect certain extraordinary corporate transactions which are not approved by the board of directors. The Articles of Incorporation require the affirmative vote or consent of the holders of at least two-thirds (66-2/3%)

of the shares of each class of our common stock entitled to vote in elections of directors to approve any merger, consolidation, disposition of all or a substantial part of our assets or our subsidiaries, exchange of securities requiring shareholder approval, or our liquidation, if any person who, together with his affiliates and associates owns beneficially 5% or more of any of our voting stock, is a party to the transaction. However, this supermajority requirement is waived if three-fourths (75%) of our entire board of directors approves the transaction.

This provision of our Articles of Incorporation, as well as the provision establishing our classified board of directors, may be amended, altered, or repealed only by the affirmative vote or consent of the holders of at least 75% of the shares of each class of our stock entitled to vote in elections of directors.

The effect of these provisions is to make it more difficult for a person, entity or group to effect a change in control of Bainbridge Bancshares through the acquisition of a large block of our voting stock.

Limitations on Liability and Indemnification of Officers and Directors

As provided under Georgia law, our Articles of Incorporation provide that a director will not be personally liable to us or our shareholders for monetary damages for breach of duty of care or any other duty owed to us as a director, except that such provision will not eliminate or limit the liability of a director (a) for any appropriation, in violation of his duties, of any of our business opportunities, (b) for acts or omissions which involve intentional misconduct or a knowing violation of law, (c) for unlawful corporate distributions, or (d) for any transaction from which the director received an improper personal benefit.

In addition, our Bylaws provide that we will indemnify a director who has been successful in the defense of any proceeding to which he was a party or in defense of any claim, issue or matter therein because he is or was a director, against reasonable expenses incurred by him in connection with such defense.

Our Bylaws also provide that we are required to indemnify any director, officer, employee or agent made a party to a proceeding because he is or was a director, employee or agent against liability incurred in the proceeding if he acted in a manner he believed in good faith or to be in or not opposed to our best interests and, in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. Determination concerning whether or not the applicable standard of conduct has been met can be made by (a) a disinterested majority of the board of directors, (b) a majority of a committee of disinterested directors, (c) independent legal counsel, or (d) an affirmative vote of a majority of shares held by disinterested shareholders. No indemnification may be made to or on behalf of a director, officer, employee or agent (y) in connection with a proceeding by or in the right of the company in which such person was adjudged liable to us or (z) in connection with any other proceeding in which such person was adjudged liable on the basis that personal benefit was improperly received by him.

We may, if authorized by our shareholders by a majority of votes which would be entitled to be cast in a vote to amend our Articles of Incorporation, indemnify or obligate ourselves to indemnify a director, officer, employee or agent made a party to a proceeding, including a proceeding brought by or in the right of the company.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Statutory Provisions

The State of Georgia has statutory provisions relating to business combinations between a Georgia corporation and an “interested shareholder” that outline the statutory requirements to effect such transactions.

However, the law provides that these sections only apply if the corporation specifically provides in its bylaws that such requirements are applicable. We have not so provided in our Bylaws and, therefore, these statutory anti-takeover provisions do not apply to us.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of the offering, we will have between 510,000 and 650,000 shares of common stock outstanding. These shares of common stock will be freely tradable without restriction, except that our affiliates must comply with the resale limitations of Rule 144 under the Securities Act. Rule 144 defines an “affiliate” of a company as a person who directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the company. Affiliates of a company generally include its directors, executive officers and principal shareholders.

In general, under Rule 144, affiliates will be entitled to sell within any three-month period a number of shares that does not exceed the greater of the following:

•	1% of the outstanding shares of common stock; or

•	the average weekly trading volume during the four calendar weeks preceding his or her sale.

Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Prior to the offering, there has been no public market for the common stock, and we cannot predict the effect, if any, that the sale of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices and our ability to raise equity capital in the future.

LEGAL PROCEEDINGS

There are no material pending legal proceedings to which we or First National Bank of Decatur County is a party or of which any of our properties are subject; nor are there material proceedings known to us or First National Bank of Decatur County to be contemplated by any governmental authority; nor are there material proceedings known to us or First National Bank of Decatur County, pending or contemplated, in which any of our directors, officers or affiliates or any of our principal security holders or those of First National Bank of Decatur County, or any associate of any of the foregoing is a party or has an interest adverse to us or First National Bank of Decatur County.

LEGAL MATTERS

Certain legal matters in connection with the shares of common stock and warrants offered hereby have been passed upon for us by Smith, Gambrell & Russell, LLP, Atlanta, Georgia.

EXPERTS

The financial statements of Bainbridge Bancshares included in this prospectus have been audited by Mauldin & Jenkins, independent certified public accountants, as stated in their report, which is included herein, and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form SB-2 (together with all amendments, exhibits, schedules and supplements thereto, the “Registration Statement”), under the Securities Act of 1933 and the rules and regulations thereunder, for the registration of the common stock and warrants offered by this prospectus. This prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. For further information with respect to us, First National Bank of Decatur County, the common stock and the warrants, you should refer to the Registration Statement and the exhibits thereto. You can examine and obtain copies of the Registration Statement at the Public Reference Section of the SEC, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site at www.sec.gov that contains all of the reports, proxy and information statements and other information regarding registrants that file electronically with the SEC using the EDGAR filing system, including us.

We and the organizers have filed various applications with the FDIC, the Federal Reserve, the Georgia Department of Banking and Finance and the Office of the Comptroller of the Currency. These applications and the information they contain are not incorporated into this prospectus. You should rely only on information contained in this prospectus and in the related Registration Statement in making an investment decision. To the extent that other available information not presented in this prospectus, including information available from us and information in public files and records maintained by the FDIC, the Federal Reserve, the Georgia Department of Banking and Finance and the Office of the Comptroller of the Currency, is inconsistent with information presented in this prospectus or provides additional information, that information is superseded by the information presented in this prospectus and should not be relied on. Projections appearing in the applications are based on assumptions that the organizers believe are reasonable, but as to which they can make no assurances. We specifically disaffirm those projections for purposes of this prospectus and caution you against relying on them for purposes of making an investment decision.

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Stockholders

Bainbridge Bancshares, Inc.

Bainbridge, Georgia

We have audited the accompanying balance sheet of Bainbridge Bancshares, Inc., a development stage company, as of October 10, 2003, and the related statements of loss and accumulated deficit, stockholders’ deficit and cash flows for the period from June 25, 2003, date of inception, to October 10, 2003. These financial statements are the responsibility of Bainbridge Bancshares’ management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bainbridge Bancshares, Inc. as of October 10, 2003, and the results of its operations and its cash flows for the period from June 25, 2003, date of inception, to October 10, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ Mauldin & Jenkins, LLC

Albany, Georgia

October 13, 2003, except for Note 7 which is as of December 11, 2003

BAINBRIDGE BANCSHARES, INC.

(A Development Stage Company)

BALANCE SHEET

OCTOBER 10, 2003

ASSETS
Cash in banks	$103,388
Property (Note 2)	525,611
Deferred stock offering costs (Note 1)	9,314

$638,313

LIABILITIES AND STOCKHOLDERS’ DEFICIT
LIABILITIES
Due to Organizers (Note 3)	$220,000
Note payable to bank (Note 4)	530,000
Other liabilities	191

Total liabilities	750,191

COMMITMENTS (Notes 2 and 6)
STOCKHOLDERS’ DEFICIT
Common stock, no par value; 10,000,000 shares authorized; 100 shares issued and outstanding	—
Paid-in capital	4,850
Deficit accumulated during the development stage	(116,728)

Total stockholders’ deficit	(111,878)

$638,313

See Notes to Financial Statements.

BAINBRIDGE BANCSHARES, INC.

(A Development Stage Company)

STATEMENT OF LOSS AND ACCUMULATED DEFICIT

PERIOD FROM JUNE 25, 2003, DATE OF INCEPTION,

TO OCTOBER 10, 2003

Income	$—

Expenses
Management salaries and benefits	25,620
Organization costs	75,000
Interest	3,850
Rental expense	1,050
Office expense	4,391
Other miscellaneous expenses	6,817

Net loss for the period and accumulated deficit	$116,728

See Notes to Financial Statements.

BAINBRIDGE BANCSHARES, INC.

(A Development Stage Company)

STATEMENT OF STOCKHOLDERS’ DEFICIT

PERIOD FROM JUNE 25, 2003, DATE OF INCEPTION,

TO OCTOBER 10, 2003

	Common Stock Shares	Paid-In Capital	Deficit Accumulated During the Development Stage	Total Stockholders’ Deficit
Issue of common stock, no par value	100	$1,000	$—	$1,000
Imputed interest on advances from Organizers credited to capital surplus	—	3,850	—	3,850
Net loss for the period from June 25, 2003, date of inception, to October 10, 2003	—	—	(116,728)	(116,728)

Balance, October 10, 2003	100	$4,850	$(116,728)	$(111,878)

See Notes to Financial Statements.

BAINBRIDGE BANCSHARES, INC.

(A Development Stage Company)

STATEMENT OF CASH FLOWS

PERIOD FROM JUNE 25, 2003, DATE OF INCEPTION,

TO OCTOBER 10, 2003

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(116,728)
Adjustments to reconcile net loss to net cash used in operating activities:
Imputed interest on advances from Organizers	3,850
Increase in accrued liabilities	191

Net cash used in operating activities	(112,687)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property	(525,611)

Net cash used in investing activities	(525,611)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from advances by Organizers	220,000
Proceeds from note payable	530,000
Proceeds from issuance of common stock	1,000
Stock offering costs	(9,314)

Net cash provided by financing activities	741,686

Net increase in cash	103,388
Cash at beginning of period	—

Cash at end of period	$103,388

See Notes to Financial Statements.

BAINBRIDGE BANCSHARES, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

NOTE 1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Bainbridge Bancshares, Inc. (“Bainbridge Bancshares”) was incorporated on June 25, 2001 to operate as a bank holding company pursuant to the Federal Bank Holding Company Act of 1956, as amended, and to purchase 100% of the issued and outstanding capital stock of First National Bank of Decatur County (the “Bank”), an association to be organized under the laws of the United States, which will conduct a general banking business in Bainbridge, Georgia. The Organizers have filed an application with the Office of the Comptroller of the Currency (“the OCC”) to charter the proposed bank. Bainbridge Bancshares will file an application to become a bank holding company with the Board of Governors of the Federal Reserve System (the “Federal Reserve”) and the Georgia Department of Banking and Finance (the “DBF”). Upon obtaining regulatory approval, Bainbridge Bancshares will be a registered bank holding company subject to regulation by the Federal Reserve and the DBF.

Activities since inception have consisted of the Organizers of Bainbridge Bancshares and the Bank engaging in organizational and preopening activities necessary to obtain regulatory approvals and to prepare to commence business as a financial institution.

Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Organization Costs

Organization costs consist of $50,000 paid to consultants and $25,000 paid to regulatory authorities for application fees. Organization costs have been charged to expense for financial reporting purposes. For income tax reporting purposes, such costs will be amortized over a period of 60 months from commencement of business.

Stock Offering Costs

Stock offering costs incurred through October 10, 2003 represent fees paid to attorneys. We expect additional stock offering costs will be incurred. Such costs will be charged to additional paid-in capital upon completion of the stock offering.

NOTES TO FINANCIAL STATEMENTS

NOTE 1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Significant Accounting Policies (Continued)

Income Taxes

Bainbridge Bancshares will be subject to federal and state income taxes when taxable income is generated. No income taxes have been accrued because of operating losses incurred during the preopening period.

Fiscal Year

Bainbridge Bancshares will adopt a calendar year for both financial reporting and tax reporting purposes.

NOTE 2.	PROPERTY

Bainbridge Bancshares has purchased a proposed site for the location of the Bank for $525,611. Management estimates that the cost of construction of a bank building will be approximately $1,050,000 and that the total cost for the purchase of the site, construction of the building, purchase of furniture, fixtures and equipment will be approximately $1,850,000. The purchase of the property was financed by a construction loan. See Note 4 of Notes to Financial Statements.

NOTE 3.	DUE TO ORGANIZERS

The Organizers have advanced $220,000 to Bainbridge Bancshares to pay for organizational expenses and other expenditures. The advances are noninterest bearing. In the event that the requisite approvals are obtained and the proposed stock offering is successfully completed, a portion of the proceeds of the offering will be used to repay the Organizers’ advances, without interest, to the extent such repayment is allowed by the OCC and other regulatory authorities. To the extent that repayment is not allowed by regulatory authorities, such advances, if any, will be considered as contributed capital.

Interest on advances from Organizers has been imputed at the prime rate (currently 4.00%), at which rate Bainbridge Bancshares has obtained a commitment from a financial institution under a line of credit. See Note 5 of Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 4.	NOTE PAYABLE TO BANK

Note payable to bank represents the amount of $530,000 advanced on a loan commitment from Thomasville National Bank in the total amount of $575,000. The note is secured by a first mortgage on land and the guaranty of certain Organizers. The note is due on October 7, 2004 with interest payable at maturity at a variable prime rate. The prime interest rate as of October 10, 2003 was 4%.

NOTE 5.	LINE OF CREDIT COMMITMENT

Bainbridge Bancshares has obtained a commitment for a line of credit from Thomasville National Bank for $350,000 with interest payable at the prime rate. Proceeds from the loan will be used for organizational and preopening expenses. The loan will be due in one year from the date of advance with interest payable at maturity. Interest will be computed on the variable prime interest rate. The effective prime rate of interest was 4.00% at October 10, 2003. The line of credit is guaranteed by certain Organizers of Bainbridge Bancshares. As of October 10, 2003, no advances have been received under the line of credit.

NOTE 6.	EMPLOYMENT AGREEMENT

On May 1, 2003, Bainbridge Bancshares and the Bank entered into an agreement with Tracy Dixon for the employment of Mr. Dixon as President and Chief Executive Officer of the Bank. Under the terms of the employment agreement, Mr. Dixon will assist Bainbridge Bancshares with the organization of the Bank and will receive, in lieu of the salary provisions, $50 per hour for services rendered to the Bank and Bainbridge Bancshares plus reimbursement for out-of-pocket expenses from May 1, 2003 through such time as the Bank opens for business. Upon opening of the Bank for business, Mr. Dixon will receive a base salary of $100,000 per year for three years following the opening of the Bank. In addition to the base salary, beginning on the second anniversary of the Bank, Mr. Dixon shall be eligible to receive performance bonuses as determined by the discretion of the Board of Directors of the Bank and other contingencies specified in the agreement. Under terms of the agreement, the base salary of Mr. Dixon may be increased at the discretion of the Board of Directors of the Bank.

NOTES TO FINANCIAL STATEMENTS

NOTE 6.	EMPLOYMENT AGREEMENT (Continued)

As additional compensation, Mr. Dixon shall be provided with health, hospitalization, disability and term life insurance, and participation in the Bank’s incentive compensation plan in the event such a plan is adopted by the Board of Directors of the Bank. Mr. Dixon shall also be granted non-qualified options to purchase 30,000 shares of the Company’s Common Stock at an exercise price of $10 per share pursuant to the Company’s Incentive Stock Option Plan, as soon as practicable after the Bank commences business. One-third of such options shall vest on the first anniversary of the Bank’s opening for business, and one-third shall vest on each of the Bank’s second and third anniversaries. All options shall be exercisable for a period of 10 years from the date of grant.

NOTE 7.	COMMON STOCK OFFERING

Bainbridge Bancshares plans to file a Registration Statement on Form SB-2 with the Securities and Exchange Commission offering for sale a minimum of 510,000 shares and a maximum of 650,000 shares of Bainbridge Bancshares’ no par value common stock at a price of $10 per share. The Organizers intend to purchase an aggregate of 369,500 shares of common stock in the Offering if the minimum number of shares is sold and an aggregate of 394,500 shares of common stock if the maximum number of shares is sold.

In recognition of the efforts made and financial risks undertaken by the Organizers in organizing Bainbridge Bancshares and the Bank, the Organizers will be issued warrants to purchase additional shares of common stock at a ratio of one warrant for every three shares of common stock purchased in the Offering at an exercise price of $10 per share, up to a maximum for all organizers of 131,500 shares subject to warrants if the maximum number of shares is sold. The warrants will become exercisable in equal amounts beginning on the date the Bank opens for business and on each of the two succeeding anniversaries of that date. The warrants are exercisable for the period of ten years beginning on the date the Bank opens for business. The issue of these warrants is subject to regulatory approval.

APPENDIX “A”

BAINBRIDGE BANCSHARES, INC.

SUBSCRIPTION AGREEMENT

To:	Bainbridge Bancshares, Inc.

P.O. Box 10

Bainbridge, Georgia 39818

Ladies and Gentlemen:

You have informed me that Bainbridge Bancshares, Inc. (the “Company”) is offering up to 650,000 shares of its no par value common stock (the “Common Stock”) at a price of $10.00 per share as described in and offered pursuant to the prospectus furnished to the undersigned herewith (the “Prospectus”). In addition, you have informed me that the minimum subscription is 100 shares.

1.	Subscription. Subject to the terms and conditions hereof, the undersigned hereby tenders this subscription, together with payment in United States currency by check, bank draft or money order payable to “TNB Financial Services, Inc., Escrow Agent for Bainbridge Bancshares, Inc.” or any other consideration satisfactory to the Company (the “Funds”), representing the payment of $10.00 per share for the number of shares of the Common Stock indicated below.

2.	Acceptance of Subscription. It is understood and agreed that the Company shall have the right to accept or reject this subscription in whole or in part, for any reason whatsoever. The Company shall reject this subscription, if at all, in writing within twenty calendar days after receipt of this subscription. The Company may reduce the number of shares for which the undersigned has subscribed, indicating acceptance of less than all of the shares subscribed on its written form of acceptance.

3.	Acknowledgments. The undersigned hereby acknowledges receipt of a copy of the prospectus and agrees to be bound by the terms of this Agreement and the Escrow Agreement.

4.	Revocation. The undersigned agrees that once this Subscription Agreement is accepted by the Company, it may not be withdrawn. Therefore, until the earlier of the expiration of twenty calendar days after receipt by the Company of this Subscription Agreement or acceptance of this Subscription Agreement by the Company, the undersigned may withdraw this subscription and receive a full refund of the subscription price. The undersigned agrees that, except as provided in this Section 4, he or she shall not cancel, terminate or revoke this Subscription Agreement or any agreement of the undersigned made hereunder and that this Subscription Agreement shall survive the death or disability of the undersigned.

By executing this Subscription Agreement, the subscriber is not waiving any rights he or she may have under federal securities laws, including the Securities Act of 1933 and the Securities Exchange Act of 1934.

Please fill in the information requested below, make your check payable to “TNB Financial Services, Inc., Escrow Agent for Bainbridge Bancshares, Inc.”, and mail the Subscription Agreement, Stock Certificate Registration Instructions, and check to the attention of Tracy A. Dixon, President, Bainbridge Bancshares, Inc., Post Office Box 10, Bainbridge, Georgia 39818, or hand deliver such materials to Mr. Dixon at 208 Russ Street, Bainbridge, Georgia 39817.

No. of Shares Subscribed	(Signature of Subscriber)

Funds Tendered ($10.00 per share subscribed)	Name (Please Print or Type)

Date:

Phone Number:

(Home)

(Office)

Residence Address:

City, State and Zip Code

Social Security Number or other Taxpayer Identification Number

STOCK CERTIFICATE REGISTRATION INSTRUCTIONS

Name

Additional Name if Tenant in Common or Joint Tenant

Mailing Address:

Social Security Number or other Taxpayer Identification Number:

Number of Shares to be registered in above name(s):

Legal form of ownership:

             Individual                          Joint Tenants with Rights of Survivorship

             Tenants in Common                                          Uniform Gift to Minors

             Other

INFORMATION AS TO BANKING INTERESTS

1.	As a prospective shareholder, I would be interested in the following services checked below:

		PERSONAL	BUSINESS
(a)	Checking Account	—	—
(b)	Savings Account	—	—
(c)	Certificates of Deposit	—	—
(d)	Individual Retirement Accounts	—	—
(e)	Checking Account Overdraft Protection	—	—
(f)	Consumer Loans (Auto, etc.)	—	—
(g)	Commercial Loans	—	—
(h)	Equity Line of Credit	—	—
(i)	Mortgage Loans	—	—
(j)	Revolving Personal Credit Line	—	—
(k)	Safe Deposit Box	—	—
(l)	Automatic Teller Machines (ATM’s)	—	—

2.	I would like our new bank to provide the following additional services:

(a)

(b)

FORM OF ACCEPTANCE

Bainbridge Bancshares, Inc.

P.O. Box 10

Bainbridge, Georgia 39818

To:

Dear Subscriber:

Bainbridge Bancshares, Inc. (the “Company”) acknowledges receipt of your subscription for              shares of its no par value Common Stock and your check for $            .

The Company hereby accepts your subscription for the purchase of              shares of its Common Stock, at $10.00 per share, for an aggregate of $            , effective as of the date of this letter.

Your stock certificate(s) representing shares of Common Stock duly authorized and fully paid will be issued to you as soon as practicable after all Subscription Funds are released to the Company from the Subscription Escrow Account, all as described in the Subscription Agreement executed by you and in the prospectus furnished to you. In the event that (i) the offering is canceled, or (ii) the minimum number of subscriptions (510,000 shares) is not obtained, your Subscription Funds will be returned to you, adjusted for net profits from the investment of such funds, if any, as described in the prospectus.

If this acceptance is for a lesser number of shares than that number subscribed by you as indicated in your Subscription Agreement, your payment for shares of Common Stock in excess of the number of shares accepted hereby will be refunded to you by mail, without interest, within twenty (20) days of the date hereof.

Very truly yours, BAINBRIDGE BANCSHARES, INC.

By:

Tracy A. Dixon President and Chief Executive Officer

650,000 Shares of Common Stock

131,500 Common Stock

Purchase Warrants

BAINBRIDGE BANCSHARES, INC.

A Bank Holding Company for

FIRST NATIONAL BANK OF

DECATUR COUNTY

A Proposed National Bank

PROSPECTUS

                        , 2003

Until                     , (90 days after the date of this prospectus), all dealers that buy, sell or trade these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.	Indemnification of Directors and Officers.

As provided under Georgia law, Bainbridge Bancshares’ Articles of Incorporation provide that a director shall not be personally liable to the company or its shareholders for monetary damages for breach of duty of care or any other duty owed to the company as a director, except that such provision shall not eliminate or limit the liability of a director (a) for any appropriation, in violation of his duties, of any business opportunity of the company, (b) for acts or omissions which involve intentional misconduct or a knowing violation of law, (c) for unlawful corporate distributions, or (d) for any transaction from which the director received an improper personal benefit.

Bainbridge Bancshares’ Bylaws provide that it shall indemnify a director who has been successful in the defense of any proceeding to which he was a party or in defense of any claim, issue or matter therein because he is or was a director of the company, against reasonable expenses incurred by him in connection with such defense.

Bainbridge Bancshares’ Bylaws also provide that it is required to indemnify any director, officer, employee or agent made a party to a proceeding because he is or was a director, employee or agent against liability incurred in the proceeding if he acted in a manner he believed in good faith or to be in or not opposed to the best interests of the company and, in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. Determination concerning whether or not the applicable standard of conduct has been met can be made by (a) a disinterested majority of the board of directors, (b) a majority of a committee of disinterested directors, (c) independent legal counsel, or (d) an affirmative vote of a majority of shares held by disinterested shareholders. No indemnification may be made to or on behalf of a director, officer, employee or agent (y) in connection with a proceeding by or in the right of the Bainbridge Bancshares in which such person was adjudged liable to the company or (z) in connection with any other proceeding in which such person was adjudged liable on the basis that personal benefit was improperly received by him.

Bainbridge Bancshares may, if authorized by its shareholders by a majority of votes which would be entitled to be cast in a vote to amend its Articles of Incorporation, indemnify or obligate itself to indemnify a director, officer, employee or agent made a party to a proceeding, including a proceeding brought by or in the right of the company.

Item 25.	Other Expenses of Issuance and Distribution.

The following table sets forth all expenses expected to be incurred in connection with the issuance and distribution of the securities being registered. All of the amounts shown are estimated except for the registration fee of the Securities and Exchange Commission.

SEC Registration Fee	$592
Blue Sky Fees and Expenses	$936
Printing and Engraving Expenses	$6,800
Legal Fees and Expenses	$35,000
Accounting Fees and Expenses	$7,500
Mailing and Distribution	$5,000
Marketing and Advertising	$10,000
Miscellaneous	$5,000

Total	$70,928

Item 26.	Recent Sales of Unregistered Securities.

On October 1, 2003 the Registrant issued to each of Charles Whittaker and Tracy A. Dixon, in a private placement, 50 shares of Registrant’s common stock, no par value, for a purchase price of $10 per share, in connection with the organization of the Registrant. The sales to Messrs. Whittaker and Dixon were exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act because they were transactions by an issuer that did not involve a public offering.

Item 27.	Exhibits and Financial Statement Schedules.

The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description of Exhibit

3.1*	Articles of Incorporation of the Company.

3.2*	Bylaws of the Company.

4.1*	Specimen Common Stock Certificate.

5.1*	Opinion of Smith, Gambrell & Russell, LLP.

10.1*	Escrow Agreement by and between the Company and TNB Financial Services, Inc., dated October 24, 2003.

10.2	Employment Agreement, as amended, between the Company and Tracy A. Dixon.

10.3*	2003 Incentive Stock Option Plan.

10.4*	Form of Organizer Warrant Certificate.

23.1*	Consent of Smith, Gambrell & Russell, LLP (contained in their opinion filed as Exhibit 5.1 hereto).

23.2	Consent of Mauldin & Jenkins.

24*	Power of Attorney (included in signature page to this Registration Statement).

*	previously filed

Item 28.	Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

(i)	include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar volume of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	include any additional or changed material information on the plan of distribution.

(2)	For determining liability under the Securities Act, treat each post-effective amendment as a new registration of the securities offered, and the offering of the securities at the time to be the initial bona fide offering.

(3)	File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this Amendment to be signed on its behalf by the undersigned, in the City of Bainbridge, State of Georgia on December 19, 2003.

BAINBRIDGE BANCSHARES, INC.

By:	/s/ Tracy A. Dixon

Tracy A. Dixon President and Chief Executive Officer (Principal Executive Officer)

By:	/s/ Donna H. Kelley

Donna H. Kelley (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, this Amendment has been signed by the following in the capacities and on the dates indicated.

Signature	Title	Date

* Charles Whittaker	Chairman	December 19, 2003

* Roy Adams	Director	December 19, 2003

* William H. Allen	Director	December 19, 2003

* Donald Barber	Director	December 19, 2003

* Stanley Brock	Director	December 19, 2003

* Winston Brock	Director	December 19, 2003

* Mark H. Burkett	Director	December 19, 2003

* Greg Calhoun	Director	December 19, 2003

Signature	Title	Date

* Ronnie Cox	Director	December 19, 2003

* Vance Custer	Director	December 19, 2003

/s/ Tracy A. Dixon Tracy A. Dixon	Director, President and Chief Executive Officer	December 19, 2003

* Johnny Dowdy	Director	December 19, 2003

* Charlie Keaton	Director	December 19, 2003

* Don Kirksey	Director	December 19, 2003

* Joe Livingston	Director	December 19, 2003

* Vance Rudy Martin	Director	December 19, 2003

* Carroll Middleton	Director	December 19, 2003

* Roger Mills	Director	December 19, 2003

* Jock H. Mills	Director	December 19, 2003

* E. Dewey Robinson	Director	December 19, 2003

* Terril Scott	Director	December 19, 2003

* Ralph Smith	Director	December 19, 2003

* Tim Smith	Director	December 19, 2003

Signature	Title	Date

* Butch Yarbrough	Director	December 19, 2003

*By:	/s/ Tracy A. Dixon

Tracy A. Dixon Pursuant to Power of Attorney

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.2	Employment Agreement, as amended, between the Company and Tracy A. Dixon.

23.2	Consent of Mauldin & Jenkins.